Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268797
Prospectus Supplement No. 2
(to Prospectus dated December 14, 2022)
GE HealthCare Technologies Inc.
This prospectus supplement supplements information contained in the prospectus dated December 14, 2022 (the “Prospectus”), relating to the offering shares of common stock of GE HealthCare Technologies Inc. (the “Company,” “we” or “our”) that may be issued under the GE HealthCare Technologies Inc. Mirror 2022 Long-Term Incentive Plan, the GE HealthCare Technologies Inc. Mirror 2007 Long-Term Incentive Plan and the GE HealthCare Technologies Inc. Mirror 1990 Long-Term Incentive Plan (collectively, the “GE HealthCare Mirror LTIPs”) with respect to restricted stock unit awards (including any performance stock unit awards) denominated in shares of common stock of the Company received in conversion of a portion of outstanding restricted stock unit awards (including any performance stock unit awards) of General Electric Company (“GE”) that were held immediately prior to the Spin-Off (as defined in the Prospectus) by a corporate employee or former employee of GE or one of its subsidiaries who, in either case, was not subject to China State Administration of Foreign Exchange requirements or a resident of Vietnam. Each such award is subject to the terms of the applicable GE HealthCare Mirror LTIP. GE HealthCare will not receive any proceeds from the issuance of shares of common stock of the Company in connection with any such awards.
This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.
This prospectus supplement is being filed to update and supplement the information in the Prospectus with certain information contained in our definitive proxy statement for our 2023 Annual Meeting of Stockholders, which was filed on Schedule 14A with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2023 (the “Definitive Proxy Statement”). Accordingly, this prospectus supplement includes certain portions of our attached Definitive Proxy Statement.
The securities offered hereby involve risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 22 of the Prospectus and in “Item 1A. Risk Factors” beginning on page 18 of our Annual Report on Form 10-K for the year ended December 31, 2022, as the same may be updated in prospectus supplements.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 5, 2023

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Corporate Governance

Election of Directors
What are you voting on?
At the Annual Meeting, ten director nominees will stand for election to hold office until the 2024 Annual Meeting of Stockholders or until their successors have been elected and qualified.

All nominees are current GE HealthCare Board members.	Management Proposal No. 1 The Board recommends a vote FOR each director nominee

Nominee Biographies
The following information regarding each director nominee is as of March 27, 2023.

H. Lawrence Culp, Jr. | Chairman Key Skills & Experience Age: 60 Birthplace: United States
Other Current Public Company Boards
•General Electric
Prior Public Company Boards
•GlaxoSmithKline
•Danaher
•T. Rowe Price Group
Other Positions
•Member and former Chairman, Board of Visitors & Governors, Washington College
•Member, Board of Trustees, Wake Forest University
Education
•B.A. Washington College
•M.B.A. Harvard Business School

Chairman and Chief Executive Officer, General Electric Company, Boston, MA (since September 2018) and Chief Executive Officer, GE Aerospace, Cincinnati, OH (since June 2022)
Mr. Culp has served as Chairman of our Board since the Spin-Off. Mr. Culp has served as the Chairman and Chief Executive Officer of GE since September 2018, leading GE’s transformation to become a more focused, simpler, and stronger high-tech industrial company. He has also served as Chief Executive Officer of GE Aerospace since June 2022. Prior to joining GE, Mr. Culp served as the President and Chief Executive Officer of Danaher Corporation (NYSE: DHR), a global science and technology company operating in the healthcare, environmental, and applied-end markets, from 2001 to 2014. He served in a number of leadership positions within Danaher, including Chief Operating Officer and, following his retirement, he served as Senior Advisor from 2014 to 2016. During his tenure, Danaher increased both its revenues and its market capitalization five-fold. Mr. Culp also served as a Senior Advisor at Bain Capital Private Equity from 2017 to 2018 and as a Senior Lecturer at Harvard Business School from 2015 to 2018. We believe that Mr. Culp’s significant leadership and executive management experience within GE make him well-qualified to serve as our Chairman.

Healthcare Industry	Finance and Accounting	Science and Technology	Risk Management
Government and Legal	Global	Academia and Nonprofit

Committees	Audit Committee	Governance Committee	Compensation Committee	Chair	Financial Expert

Corporate Governance

Risa Lavizzo-Mourey | Independent | Lead Director Chair: Nominating and Governance Committee Committee Memberships Key Skills & Experience Age: 68 Birthplace: United States
Other Current Public Company Boards
•Intel
•Merck
•Better Therapeutics
Prior Public Company Boards
•Genworth Financial
•Beckman Coulter
•Hess
•General Electric
Other Positions
•Chair, Smithsonian Institution Board of Regents
•Governor, TIAA
•Trustee, Howard Hughes Medical Institute
Education
•State University of New York, Stony Brook
•M.D. Harvard Medical School
•M.B.A. University of Pennsylvania

Professor Emerita, University of Pennsylvania, Philadelphia, PA (from January 2018 to January 2021) and Former President and Chief Executive Officer, Robert Wood Johnson Foundation, Princeton, NJ (2003 to 2017)
Dr. Lavizzo-Mourey has served as Lead Director of our Board since the Spin-Off. Dr. Lavizzo-Mourey was a professor at the University of Pennsylvania from 1986 until 2003, and served as the Robert Wood Johnson Foundation Professor of Health Equity and Health Policy from January 2018 to January 2021. From 2003 to 2017, Dr. Lavizzo-Mourey was the Chief Executive Officer of the Robert Wood Johnson Foundation, where she spearheaded initiatives to reverse the childhood obesity epidemic, create an affordable and inclusive healthcare system, and address social factors associated with adverse health impacts. She also has extensive government experience in a wide range of roles from 1985 to 1998, including as a Co-Chair of the White House Health Care Reform Task Force and as an Advisory Committee Member on the President’s Advisory Commission on Consumer Protection and Quality in the Health Care Industry. We believe Dr. Lavizzo-Mourey is well-qualified to serve on our Board because of her extensive leadership experience and healthcare knowledge.

Peter J. Arduini Key Skills & Experience Age: 58 Birthplace: United States
Other Current Public Company Boards
•Bristol Myers Squibb
Prior Public Company Boards
•Integra LifeSciences
Other Positions
•Director, Advanced Medical Technology Association
•Vice Chair of Fund Development, National Italian Foundation
Education
•B.S. Susquehanna University
•M.B.A. Kellogg School of Management, Northwestern University

President and Chief Executive Officer, GE HealthCare Technologies Inc., Chicago, IL (since 2022)
In December 2022, Mr. Arduini was appointed as our President and Chief Executive Officer in connection with the Spin-Off, and he has also served as a member of the Board since the Spin-Off. He served as the President and Chief Executive Officer of GE’s Healthcare business from January 2022 until December 2022. Previously, Mr. Arduini was the President and Chief Executive Officer of Integra LifeSciences, a global medical device manufacturing company, from January 2012 to December 2021. During his tenure as Integra’s Chief Executive Officer, the Integra portfolio evolved significantly to a faster growing and more profitable company through multiple acquisitions and a sustainable research and development pipeline. Prior to Integra, Mr. Arduini worked at Baxter Healthcare as President of its Medication Delivery division. Before Baxter Healthcare, he spent 15 years at GE’s Healthcare business in a variety of leadership roles in the United States and globally, including leading the Computed Tomography and Molecular Imaging business, Healthcare Services and U.S. sales. As our Chief Executive Officer and with many years of experience leading organizations that provide healthcare products and services, Mr. Arduini has extensive knowledge of the industry and is uniquely qualified to understand the opportunities and challenges facing our business.

Healthcare Industry	Finance and Accounting	Science and Technology	Risk Management
Government and Legal	Global	Academia and Nonprofit

Committees	Audit Committee	Governance Committee	Compensation Committee	Chair	Financial Expert

Corporate Governance

Rodney F. Hochman | Independent Committee Memberships Key Skills & Experience Age: 67 Birthplace: United States
Other Current Public Company Boards
•Diversey Holdings, Ltd.
Prior Public Company Boards
•SonoSite, Inc.
Other Positions
•Fellow of the American College of Rheumatology
•Fellow of the American College of Physicians
•University of Washington Foster School of Business
•Boston University School of Medicine Dean’s Advisory Board
Education
•B.A. Boston University
•M.D. Boston University

President and Chief Executive Officer, Providence, Renton, WA (since 2016)
Dr. Hochman has served as a member of our Board since the Spin-Off. Since 2016, Dr. Hochman has served as the President and Chief Executive Officer of Providence, a Catholic not-for-profit health system. Dr. Hochman also serves as a member of the board of Providence. From 2013 to 2016, he served as the President and Chief Executive Officer of Providence Health & Services, Inc., which merged with St. Joseph Health to form Providence St. Joseph Health (now Providence) in 2016. Before that, he served as the President and Chief Executive Officer of Swedish Medical Center from 2007 to 2012. From 1998 to 2007, Dr. Hochman held various leadership roles within the Sentara Health System. We believe Dr. Hochman is well-qualified to serve on our Board because of his extensive leadership experience and healthcare knowledge.

Lloyd W. Howell, Jr. | Independent Committee Memberships Key Skills & Experience Age: 56 Birthplace: United States
Other Current Public Company Boards
•Moody’s Corporation
•KLDiscovery Inc.
Prior Public Company Boards
•Integra LifeSciences
Other Positions
•Trustee, University of Pennsylvania
•Board of Overseers, University of Pennsylvania Engineering School
•Washington Economics Club
Education
•B.S. University of Pennsylvania
•M.B.A. Harvard Business School

Former Executive Vice President, Chief Financial Officer, and Treasurer, Booz Allen Hamilton Holding Company, McLean, VA (July 2016 to October 2022)
Mr. Howell has served as a member of our Board since the Spin-Off. From July 2016 to October 2022, Mr. Howell served as Executive Vice President, Chief Financial Officer, and Treasurer of Booz Allen Hamilton Holding Company (“Booz Allen”), a professional services company, and Mr. Howell served as Executive Vice President of Booz Allen from October 2022 through December 2022 to assist Booz Allen with the transition to his retirement. During his more than 34 years at Booz Allen, Mr. Howell held a variety of leadership roles. From 2013 to 2016, he led Booz Allen’s Civil and Commercial Group. Prior to that, he held the position of Executive Vice President, Client Services Office from 2009 to 2013. Mr. Howell has served as Operating Executive for The Carlyle Group, a global investment firm, since March 2023. We believe Mr. Howell is well-qualified to serve on our Board because of his significant leadership and business experience.

Healthcare Industry	Finance and Accounting	Science and Technology	Risk Management
Government and Legal	Global	Academia and Nonprofit

Committees	Audit Committee	Governance Committee	Compensation Committee	Chair	Financial Expert

Corporate Governance

Catherine Lesjak | Independent Chair: Audit Committee Committee Memberships Key Skills & Experience Age: 64 Birthplace: Canada
Other Current Public Company Boards
•General Electric
•PROS Holdings
Prior Public Company Boards
•SunPower
Other Positions
•Board, Haas School of Business, University of California, Berkeley
Education
•B.S. Stanford University
•M.B.A. University of California, Berkeley

Former Executive Vice President and Chief Financial Officer, HP, and its predecessor, Hewlett-Packard, Palo Alto, CA (January 2007 to July 2018)
Ms. Lesjak was appointed to our Board in December 2022 in connection with the Spin-Off. Ms. Lesjak held a broad range of financial leadership roles over a 32-year career at HP Inc. (formerly Hewlett-Packard Company) (“HP”), a multinational information technology company, from which she retired in March 2019. Most recently, from July 2018 until March 2019, she was the interim Chief Operating Officer of HP. From January 2007 to November 2015, Ms. Lesjak was Executive Vice President and Chief Financial Officer of HP, and from November 2015 to July 2018, she was Chief Financial Officer. Ms. Lesjak served as Interim Chief Executive Officer of HP from August 2010 through November 2010. Prior to being named Chief Financial Officer, Ms. Lesjak served as Senior Vice President and Treasurer of HP. Earlier in her career at HP, she managed financial operations for Enterprise Marketing and Solutions and the Software Global Business Unit. We believe Ms. Lesjak is well-qualified to serve on our Board because of her significant leadership experience and financial expertise.

Anne T. Madden | Independent Committee Memberships Key Skills & Experience Age: 58 Birthplace: United States
Other Positions
•Director, Quantinuum, a subsidiary of Honeywell
Education
•A.B. Brown University
•M.S. (Accounting) NYU Stern School of Business
•M.B.A. (Finance) NYU Stern School of Business
•J.D. Fordham University School of Law

Senior Vice President and General Counsel, Honeywell International Inc., Charlotte, NC (since 2017)
Ms. Madden has served as a member of our Board since the Spin-Off. Since October 2017, Ms. Madden has served as Senior Vice President and General Counsel at Honeywell International Inc. (“Honeywell”), a diversified technology and manufacturing company. Prior to that, Ms. Madden was Vice President, Corporate Development and Global Head of M&A at Honeywell for sixteen years. During her tenure, Honeywell made approximately 100 acquisitions representing approximately $15 billion in revenues, and divested approximately 70 businesses representing close to $9 billion of non-core revenues. Ms. Madden joined AlliedSignal, Honeywell’s predecessor, in 1996 as General Counsel of Fluorine Products and, later that year, became Vice President and General Counsel of Specialty Chemicals and then Vice President and Deputy General Counsel of Performance Materials and Technologies. Earlier in her career, Ms. Madden worked at Shearman & Sterling and KPMG. We believe Ms. Madden is well-qualified to serve on our Board because of her significant legal and business experience.

Healthcare Industry	Finance and Accounting	Science and Technology	Risk Management
Government and Legal	Global	Academia and Nonprofit

Committees	Audit Committee	Governance Committee	Compensation Committee	Chair	Financial Expert

Corporate Governance

Tomislav Mihaljevic | Independent Committee Memberships Key Skills & Experience Age: 59 Birthplace: Croatia
Prior Public Company Boards
•General Electric
Other Positions
•Board co-chair, US-UAE Business Council
•Director, Greater Cleveland Partnership
•Director, United Way of Greater Cleveland
•Advisory Board, OneTen
Education
•M.D. University of Zagreb
•Residency, Brigham and Women’s Hospital
•Residency, Boston Children’s Hospital

Chief Executive Officer and President, Morton L. Mandel CEO Chair, Cleveland Clinic, Cleveland, OH (since January 2018)
Dr. Mihaljevic has served as a member of our Board since the Spin-Off. Since January 2018, Dr. Mihaljevic has served as the Chief Executive Officer and President, Morton L. Mandel CEO Chair, of Cleveland Clinic, a global integrated healthcare system. From 2015 to 2017, Dr. Mihaljevic served as Chief Executive Officer of Cleveland Clinic Abu Dhabi (“CCAD”), the first U.S. multi-specialty hospital to be replicated outside of North America. From 2011 to 2015, he was Chief of Staff and Chairman of the Heart & Vascular Institute at CCAD, leading the recruitment, hiring, and training of the new hospital’s workforce. Dr. Mihaljevic joined Cleveland Clinic in 2004 as a surgeon in the Department of Thoracic and Cardiovascular Surgery. We believe Dr. Mihaljevic is well-qualified to serve on our Board because of his significant leadership experience and healthcare knowledge.

William J. Stromberg | Independent Chair: Talent, Culture and Compensation Committee Committee Memberships Key Skills & Experience Age: 63 Birthplace: United States
Other Current Public Company Boards
•T. Rowe Price Group
Other Positions
•Advisory Board Chair, Johns Hopkins University Whiting School of Engineering
•Board of Trustees, Johns Hopkins University
Education
•B.A. Johns Hopkins University
•M.B.A. Tuck School of Business at Dartmouth

Former Chief Executive Officer, T. Rowe Price Group, Baltimore, MD (January 2016 to December 2021)
Mr. Stromberg has served as a member of our Board since the Spin-Off. Since January 2016, Mr. Stromberg has been a director of the T. Rowe Price Group, Inc. (“Price Group”), a global investment management firm, and has served as the non-executive chair of Price Group board since December 2021. He served as the chief executive officer of Price Group from January 2016 to December 2021 and was its president from 2016 to February 2021. Prior to that, Mr. Stromberg was Price Group’s Head of Equity from 2009 to 2015 and the Head of U.S. Equity from 2006 to 2009. Earlier in his career at Price Group, he served as a Director of Equity Research and as a portfolio manager. Before joining Price Group in 1987, he was employed by Westinghouse Defense as a systems engineer. We believe Mr. Stromberg is well-qualified to serve on our Board because of his extensive leadership and business experience.

Healthcare Industry	Finance and Accounting	Science and Technology	Risk Management
Government and Legal	Global	Academia and Nonprofit

Committees	Audit Committee	Governance Committee	Compensation Committee	Chair	Financial Expert

Corporate Governance

Phoebe L. Yang | Independent Committee Memberships Key Skills & Experience Age: 54 Birthplace: United States
Other Current Public Company Boards
•Doximity
Other Positions
•Board Trustee, CommonSpirit Health
•Council on Foreign Relations
•Appointee in two U.S. presidential administrations in the U.S. Department of State and the Federal Communications Commission
Education
•B.A. University of Virginia
•J.D. Stanford Law School

Former General Manager, Amazon Web Services, Healthcare, Seattle, WA (May 2020 to September 2022)
Ms. Yang has served as a member of our Board since the Spin-Off. Ms. Yang was the General Manager at Amazon Web Services, Healthcare, a provider of cloud computing platforms and services, between May 2020 and September 2022. Prior to this role, she was at Ascension, where she served as Chief Strategy Officer for Population Health from August 2013 to July 2016 and Co-Lead and then Lead Managing Director of Ascension Holdings International from July 2016 to February 2018. She previously served as a public company executive at The Advisory Board Company, Discovery Inc., and AOL Time Warner, and has been Managing Director of Rock Water Ventures, LLC. We believe Ms. Yang is well-qualified to serve on our Board because of her extensive business experience and healthcare knowledge.

Healthcare Industry	Finance and Accounting	Science and Technology	Risk Management
Government and Legal	Global	Academia and Nonprofit

Committees	Audit Committee	Governance Committee	Compensation Committee	Chair	Financial Expert

Corporate Governance
Board Diversity
The table below highlights the composition of our Board members and nominees as of March 27, 2023. Each of the categories listed in the table below has the meaning as it is used in Nasdaq Rule 5605(f). The information has been self-identified by our current directors.

Board Diversity Matrix (as of March 27, 2023)
Total Number of Directors	10
	Female	Male
Part I: Gender Identity
Directors	4	6
Part II: Demographic Background
African American or Black	1	1
Asian	1	0
White	2	5
Skills and Strengths
GE HealthCare believes that the director nominees possess significant strengths and skills, as highlighted in their biographies. Below is a description of considerations related to each skill and strength.

Healthcare Industry	•Relevant experience in the healthcare sector

Finance and Accounting
•Current or former role in auditing or accounting, including direct supervision of a Chief Financial Officer or Chief Accounting Officer
•Current or former role in the finance industry, a bank, an insurance company, or as a fund manager
•Proficiency in complex processes such as financial management, capital allocation, and financial reporting

Science and Technology
•Current or former role in the technology sector, including on the board of a technology company, or experience implementing business technology strategies, as well as an understanding of emerging technology trends
•Experience working as a medical doctor or scientist
•Expertise in digital technology, cybersecurity, digital marketing, or social media

Risk Management
•Ability to identify key risks in a wide range of areas such as industry developments and legal and regulatory compliance
•Experience in, and knowledge and understanding of, managing major risk exposures, such as significant financial, operational, compliance, reputational, strategic, international, political, and cybersecurity risks for large, complex organizations

Government and Legal
•Current or former role in the government or a regulated industry, resulting in insight and perspective on working effectively with governments and agencies
•Current or former executive role in a governmental organization, body, entity, or institution
•Public or private sector experience in economic policy development and analysis
•Current or former practicing lawyer

Global
•Current or former executive or advisory role in a global enterprise and understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks
•Other relevant knowledge of or experience conducting business or operations in the global markets in which we operate, and a broad perspective on global market opportunities
•Experience working on international policy or related issues, resulting in international business, political, and cultural perspectives and insights

Academia and Nonprofit	•Experience in teaching or managing in academic institutions •Experience as a director of or executive in an academic institution or nonprofit organization

Corporate Governance
How We Assess Director Independence
Board Members. The Governance Principles specify that the Company will have a majority of independent directors at all times with a goal that at least two-thirds of directors will be independent.
•The Board’s Guidelines: The Board assesses independence as defined by Nasdaq rules. For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE HealthCare. In addition to applying these guidelines, the Board considers all relevant facts and circumstances when making determinations on independence.
•Applying the Guidelines: In assessing director independence, the Board considered relevant transactions, relationships, and arrangements, including as described in “Relationships and Transactions Considered for Director Independence” below.
The Board determined that Rodney F. Hochman, Lloyd W. Howell, Jr., Risa Lavizzo-Mourey, Catherine Lesjak, Anne T. Madden, Tomislav Mihaljevic, William J. Stromberg, and Phoebe L. Yang are independent, and that H. Lawrence Culp, Jr. and Peter J. Arduini are not independent.
Committee Members. All members of the Audit Committee, the Compensation Committee, and the Governance Committee must be independent, as defined by Nasdaq rules. Committee members must also meet additional committee-specific standards:
•Heightened standards for Audit Committee members:
•Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory, or other fees from GE HealthCare or any of its subsidiaries, except compensation for Board service, and they may not be an affiliated person with the Company or a subsidiary.
•Heightened standards for members of the Compensation Committee and the Governance Committee:
•As a policy matter, the Board also applies a separate, heightened independence standard to members of the Compensation Committee and the Governance Committee. No member of either committee may be a partner, member, or principal of a law firm, accounting firm, or investment banking firm that accepts consulting or advisory fees from GE HealthCare or a subsidiary.
•In addition, in determining whether Compensation Committee members are independent, Nasdaq rules require the Board to consider whether their sources of compensation, including any consulting, advisory, or other compensation paid by GE HealthCare or a subsidiary, and any affiliate relationship involving the director, would impair their ability to make independent judgments about executive compensation.
The Board has determined that all members of the Audit Committee, the Compensation Committee, and the Governance Committee are independent and also satisfy applicable committee-specific independence requirements.
Relationships and Transactions Considered for Director Independence
The Board considered the following relationships and transactions in making its determination that all director nominees other than Messrs. Culp and Arduini are independent.

Director/Nominee	Related Organization	Relationship	Sales to GE HealthCare <2% of Other Company’s Revenues	Purchases from GE HealthCare <2% of Other Company’s Revenues	Indebtedness to GE HealthCare <2% of GE HealthCare’s Assets
Rodney F. Hochman	Providence	President, Chief Executive Officer, and Director			N/A
Anne T. Madden	Honeywell	SVP and General Counsel			N/A
Tomislav Mihaljevic	Cleveland Clinic	Chief Executive Officer & President			N/A
Phoebe L. Yang	Amazon Web Services	Former General Manager			N/A
All directors	Various charitable organizations	Executive, Director, or Trustee	Charitable contributions from GE HealthCare <1% of the organization’s revenues

Corporate Governance
Board Operations

Full Board

Members
Independent Director Meetings
The independent directors meet regularly (and, in any case, at least twice a year) in executive sessions at scheduled Board meetings. They may have other special meetings throughout the year. These executive sessions promote candor and discussion of matters in a setting that is independent of the Chairman and CEO. The lead director chairs each of these executive sessions.

Chairman H. Lawrence Culp, Jr.	Lead Director Risa Lavizzo-Mourey	Peter J. Arduini H. Lawrence Culp, Jr. Rodney F. Hochman Lloyd W. Howell, Jr. Risa Lavizzo-Mourey	Catherine Lesjak Anne T. Madden Tomislav Mihaljevic William J. Stromberg Phoebe L. Yang

Board Committees

Audit Chair: Catherine Lesjak Other Members: Rodney F. Hochman, Lloyd W. Howell, Jr., Anne T. Madden, William J. Stromberg	Governance Chair: Risa Lavizzo-Mourey Other Members: Rodney F. Hochman, Anne T. Madden, Tomislav Mihaljevic, Phoebe L. Yang	Compensation Chair: William J. Stromberg Other Members: Lloyd W. Howell, Jr., Tomislav Mihaljevic, Phoebe L. Yang	Committee Composition Independence: All committee members satisfy Nasdaq’s definitions of independence.
Committee Purpose and Responsibilities
The purpose and key responsibilities of each committee are listed below. For more detail, see the Governance Principles and committee charters. These materials can be found in the Investors section of our website, investor.gehealthcare.com.
Audit Committee
The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the independence and qualifications of the independent auditor, and the performance of the Company’s internal audit function and independent auditor. The Audit Committee’s role shall also include oversight as it relates to enterprise risk management and cybersecurity risk. Among other things, the Audit Committee:
•Oversees GE HealthCare’s independent auditor, including the selection of the auditor, the audit plan, and the budget, and monitors independence and performance;
•Oversees the Company’s financial reporting activities and matters relating to quality assurance and regulatory affairs;
•Oversees the internal audit function, including the appointment, hiring, annual performance evaluation, total compensation, oversight, and removal of, and succession planning for, the chief audit executive;
•Discusses with the auditor and management key reporting practices (including the use of non-GAAP financial measures), critical audit matters, and accounting standards and principles;
•Oversees and reviews, with Company management, the Company’s internal control over financial reporting and the Company’s disclosure controls and procedures; and
•Establishes and oversees the procedures set forth in the Governance Principles for the receipt, retention, and treatment of complaints on accounting, internal accounting controls, auditing, or federal securities law matters, as well as submissions by Company employees regarding matters that could have a material impact on the Company.
Financial Acumen
The Board has determined that each of Lloyd W. Howell, Jr., Catherine Lesjak, Anne T. Madden, and William J. Stromberg is an “audit committee financial expert” per SEC rules, and each member of the Audit Committee is able to read and understand fundamental financial statements per Nasdaq rules.

Corporate Governance
Nominating and Governance Committee
The purpose of the Governance Committee is to assist the Board in identifying qualified individuals to become Board members, determining the composition of the Board and its committees, monitoring a process to assess Board effectiveness, developing and implementing the Company’s Governance Principles, overseeing risks related to the Company’s governance structure, and overseeing other public issues of significance that affect investors and other key stakeholders. Among other things, the Governance Committee:
•Oversees the Board’s governance processes, including all significant governance policies and procedures;
•Oversees Company policies and strategies related to political contributions and lobbying;
•Oversees the Company’s environmental, health, and safety compliance and related risks;
•Oversees the Company’s orientation for new directors and continuing education programs for directors;
•Assists the Board in determining director independence;
•Reviews Board structure and composition and identifies new directors for GE HealthCare;
•Oversees Board and committee self-evaluations; and
•Reviews conflicts of interest, as applicable.
Talent, Culture, and Compensation Committee
The purpose of the Compensation Committee is to carry out the Board’s overall oversight responsibility relating to human capital management, compensation, and benefits policies generally and specifically as they apply to the Company’s executives. Among other things, the Compensation Committee:
•Oversees the development and evaluation of potential candidates for executive officer roles;
•Reviews and approves the corporate goals and objectives with respect to compensation for the CEO;
•Approves the evaluation process and compensation philosophy, policies, and structure for the Company’s executive officers;
•Evaluates the performance of and approves the compensation for the Company’s executive officers;
•Reviews and approves a peer group of companies for executive compensation purposes;
•Reviews and recommends changes to director compensation and benefits; and
•Oversees the Company’s strategies and policies related to human capital management, which may include matters such as diversity, equity, and inclusion, workplace environment and culture, and talent recruitment, development, engagement, and retention.
Compensation Committee Interlocks and Insider Participation
During fiscal year 2022, none of the members of the Compensation Committee was an officer or employee of the Company. No executive officer of the Company served on the compensation committee (or other board committee performing equivalent functions) or on the board of directors of any entity having an executive officer who serves on the Compensation Committee or on the Board.
Board Governance Policies and Practices
Our Board seeks to operate effectively through a dynamic boardroom culture of independent thought and intelligent debate on critical matters. We take a comprehensive, year-round view of corporate governance and our adoption of best practices impacts our leadership structure, Board composition and recruitment, director engagement, and accountability to stockholders. Our Board and committee evaluation process allows for annual assessment of our Board practices and the opportunity to identify areas for improvement.
Majority Vote Standard
The affirmative vote of a majority of the votes cast in favor of the election of a director nominee at a meeting of stockholders is required to elect a director, except in a contested election. In a contested election, directors will be

Corporate Governance
elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election. An election will be considered contested if, as of the record date, there are more nominees for election than positions on the Board to be filled by election at the meeting. In any non-contested election of directors, any incumbent director nominee who receives a greater number of votes cast against his or her election than in favor of his or her election shall immediately offer to tender his or her resignation, and the independent directors, after giving due consideration to the best interests of the Company and its stockholders, will evaluate the relevant facts and circumstances to decide whether to accept the offer of resignation and will disclose its decision.
Annual Self-Evaluations
The Board and each of the committees will perform an annual self-evaluation. The Governance Committee will oversee the self-evaluation process, which will be used by the Board and by each committee of the Board to determine their effectiveness and opportunities for improvement. Each year, each director will be asked to provide his or her assessment of the effectiveness of the Board and its committees, as well as other Board dynamics.
Director Education and Continuing Education
In 2022, members of senior management met several times with the Board members for orientation sessions designed to educate and familiarize the directors with our business, strategies, and policies and assist the directors in developing Company and industry knowledge to optimize their service on the Board. Regular education for our Board members will continue during the year including through educational sessions at Board meetings, site visits, briefings on topics that present special risks and opportunities to the Company, and additional opportunities to interact with members of management and other employees.
We support other educational opportunities for directors, including internally developed programs and programs presented by third parties, and we offer financial and administrative support to attend qualifying academic or other independent programs for directors of public companies.
Meeting Attendance
Directors are expected to attend all meetings of the Board, meetings of the committees on which they serve, and the Annual Meeting of Stockholders. We understand, however, that occasionally a director may be unable to attend a meeting for good reason due to conflicts or unforeseen circumstances. Our Board was not fully constituted until completion of the Spin-Off, which occurred after the end of fiscal year 2022. Therefore, there were no meetings of the Board or any committees of the Board in fiscal year 2022.
Director Compensation
The Compensation Committee recommends to the Board for approval compensation and benefits for non-employee directors. The Compensation Committee designs a compensation program to achieve the following goals: compensation should fairly pay directors for work required given the Company’s size and scope; compensation should align directors’ interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent, and easy for stockholders to understand.
As approved by the board of directors of the Company prior to the Spin-Off, annual compensation will be paid to non-employee directors in a combination of cash and RSUs. The aggregate dollar value of equity-based and cash compensation granted or payable to any non-employee director will not exceed $750,000 during any calendar year.

Cash compensation will be paid at the end of each quarter of service and prorated for partial years of service. Each non-employee director will receive an annual cash retainer of $125,000. Each non-employee director who serves as the lead independent member of the Board will receive an additional annual cash retainer of $40,000. A non-employee director who serves as the Chair of the Board will receive an additional annual cash retainer of $130,000. Chairs of the following committees will be entitled to the following applicable additional annual cash retainers: (i) Audit Committee Chair: $25,000; (ii) Compensation Committee Chair: $20,000; and (iii) Nominating and Governance Committee Chair: $15,000.

Corporate Governance
RSUs will be granted on the day of the Company’s annual stockholder meeting with an award value of $200,000. Each RSU will be equal in value to a share of the Company’s common stock and will vest on the earlier of (i) the date of the next annual stockholder meeting, (ii) the one-year anniversary of the grant date, (iii) a change in control (as defined in the GE HealthCare 2023 Long-Term Incentive Plan) and (iv) the applicable non-employee director’s termination of service due to death or disability, subject to continuous service through the applicable vesting date. RSUs will accumulate quarterly dividend equivalent payments, which will be reinvested into additional RSUs during the vesting period. In the event of an extraordinary dividend (whether paid in cash or shares), the RSUs will be adjusted to reflect the value of that dividend.
As attendance is expected, absent exceptional cause, at all scheduled Board and committee meetings, and at the Annual Meeting of Stockholders, absent exceptional cause, there are no meeting fees. The chairperson of the Board, the lead director, and the chair of our three standing committees are eligible for additional compensation, as recommended by the Compensation Committee and approved by the Board.
Our Board was not fully constituted until completion of the Spin-Off, which occurred after the end of fiscal year 2022. Therefore, we paid no compensation to our non-employee directors in fiscal year 2022.
Board Integrity Policies
Code of Conduct
We have adopted The Spirit & The Letter (GE HealthCare’s code of conduct), which qualifies as a code of ethics under Item 406 of Regulation S-K. The code applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.
Our code of ethics is available free of charge on our website, www.gehealthcare.com, and will be provided free of charge to any stockholder submitting a written request to: Corporate Secretary, GE HealthCare Technologies Inc., 500 W. Monroe Street, Chicago, IL 60661. We will disclose any waiver we grant to an executive officer or director under our code of ethics, or certain amendments to the code of ethics, on our website. In addition, we have adopted Governance Principles and charters for each of the three standing committees of our Board. All of these materials are available on our website, www.gehealthcare.com, and will be provided free of charge to any stockholder requesting a copy by writing to: Corporate Secretary, GE HealthCare Technologies Inc., 500 W. Monroe Street, Chicago, IL 60661.
Conflicts of Interest
All directors are required to recuse themselves from any discussion or decision affecting their personal, business, or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the chairperson and the lead director. The Governance Committee reviews any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to offer to resign, and the Board will review the appropriateness of the continuation of the director’s membership on the Board or any Board committee.
Limits on Director Service on Other Public Boards
GE HealthCare Policy: As discussed in the Governance Principles, the Board has adopted policies designed to help ensure that all of our directors have sufficient time to devote to GE HealthCare matters. Directors who also serve as executives of public companies should not serve on more than one board of a public company in addition to the Board and other directors should not serve on more than three other boards of public companies in addition to the Board, absent special circumstances such as a period of transition.

Corporate Governance

Permitted # of Public Company Boards (including GE HealthCare)		Permitted # of Public Company Audit Committees (including GE HealthCare)	Other Restrictions

2	4	3*	Absent special circumstances should not serve as lead director, chairperson, or CEO of another public company

Public Company Executives	Other Directors	Audit Committee Member	Lead Director
*     An Audit Committee member who is a retired certified public accountant, chief financial officer, controller, or person with similar experience should serve on no more than four audit committee of public companies including our Audit Committee.
Where You Can Find More Information About Our Governance Practices
The Board will review GE HealthCare’s governance documents periodically and modify them as appropriate. Our Governance Principles as well as Board committee charters can be found at investor.gehealthcare.com.

Corporate Governance
How You Can Communicate with the Board
The Audit Committee and the independent directors have established procedures to enable anyone who has a comment or concern about GE HealthCare’s conduct — including any employee who has a concern about our accounting, internal accounting controls, or auditing matters — to communicate that comment or concern directly to the lead director or to the Audit Committee chair. Information on how to submit these comments or concerns can be found on GE HealthCare’s website at investor.gehealthcare.com.
Stockholder Engagement
The Board and management believe in transparent and open communication with investors. Our investor relations team routinely engages in dialogue with stockholders and prospective stockholders on various topics, including business strategy, financial performance, capital allocation plans, corporate governance, and ESG-related initiatives. In 2022, management hosted an investor day and conducted a roadshow in the months leading up to the Spin-Off. Management continues to participate in investor conferences and meet with investors. In 2023, we expect to enhance our engagement with investors around governance, executive compensation, and sustainability matters.
Independent Oversight of Political Spending
The Governance Committee, composed solely of independent directors, oversees the Company’s political spending and lobbying. This includes political and campaign contributions as well as any contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity. As part of its oversight role in public policy and corporate social responsibility, the Governance Committee is responsible for the following:
•Policy Oversight. An annual review of GE HealthCare’s political spending policies and lobbying practices.
•Budget Oversight. Approval of GE HealthCare’s annual budget for political activities.
•Reporting. Oversight of a report on the Company’s political spending.
Related Person Transactions and Other Information
How We Review and Approve Transactions: We review all relationships and transactions in which the Company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The Company’s legal staff is primarily responsible for making these determinations based on the relevant facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. In addition, the Audit Committee reviews and approves any such related person transaction. As described in the Governance Principles, in the course of reviewing and approving a disclosable related person transaction, the Audit Committee considers the factors described below. As SEC rules require, we disclose in this proxy statement all such transactions that are determined to be directly or indirectly material to a related person.
Factors Used in Assessing Related Person Transactions:
•Nature of related person’s interest in the transaction
•Material transaction terms, including the amount involved and type of transaction
•Importance of the transaction to the related person and GE HealthCare
•Whether the transaction would impair a director or executive officer’s judgment to act in GE HealthCare’s best interest
•Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

Corporate Governance
Recent Related Person Transactions
From time to time, GE HealthCare sells our products and services in the ordinary course of business to Cleveland Clinic Foundation and Providence. From the date of the Spin-Off through March 15, 2023, GE HealthCare received payments of approximately $5.5 million from Cleveland Clinic Foundation and approximately $11 million from Providence in connection with providing products and services. Dr. Mihaljevic has served as the Chief Executive Officer and President, Morton L. Mandel CEO Chair, of Cleveland Clinic since 2018, and Dr. Hochman has served as the President and Chief Executive Officer of Providence since 2016.
Agreements with GE
In order to govern the ongoing relationships between us and GE after the Spin-Off and to facilitate an orderly transition, we and GE entered into the Separation and Distribution Agreement as well as other agreements, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, Intellectual Property Cross License Agreements, a Trademark License Agreement, a Real Estate Matters Agreement, and a Stockholder and Registration Rights Agreement. The following summarizes the terms of these agreements, forms of which are filed with the SEC as exhibits to the 2022 Form 10-K.
Separation and Distribution Agreement
The Separation and Distribution Agreement sets forth our agreements with GE regarding the principal actions to be taken in connection with the Spin-Off, including the transfer of assets and assumption of liabilities, and establishes certain rights and obligations between us and GE following the Spin-Off, including procedures with respect to claims subject to indemnification and related matters.
Following the Spin-Off, we have remaining performance guarantees provided by or through us for the benefit of GE and GE has remaining performance and bank guarantees provided by or through GE for our benefit. Under the Separation and Distribution Agreement, we are obligated to use our reasonable best efforts to replace GE, in the case of guarantees supporting us, and GE is obligated to use is reasonable best efforts to replace us, in the case of guarantees supporting GE, as the guarantor under such guarantees or to terminate such guarantees and, in each case, to obtain full written releases for the applicable guarantor under such guarantees. Until such termination, replacement, or release under those guarantees provided by or through us for the benefit of GE, in the event of non-fulfillment of contractual obligations by the relevant GE obligors, we could be obligated to make payments under the applicable instruments for which GE is obligated to reimburse and indemnify us. Similarly, until such termination or replacement or release under those guarantees provided by or through GE for our benefit, in the event of non-fulfillment of contractual obligations by the relevant GE HealthCare obligors, GE could be obligated to make payments under the applicable instruments for which we are obligated to reimburse and indemnify GE. As of January 3, 2023, our maximum aggregate exposure under such guarantees, subject to GE reimbursement and indemnification, is approximately $164 million.
The Separation and Distribution Agreement provides that, in connection with GE’s announced intention to effect, following the Spin-Off, separation transactions involving certain other businesses of GE (collectively, a “Subsequent Separation Transaction”), which is currently contemplated to be effected as a spin-off of GE’s renewable energy, power, digital, and energy financial services businesses, GE will be entitled to allocate and assign to the transferee(s) in any such Subsequent Separation Transaction GE’s and GE’s subsidiaries’ rights, interests, and obligations under the Separation and Distribution Agreement or any ancillary agreement between us and GE entered into in connection with the Spin-Off, which rights, interests, and obligations relate to or are otherwise allocated to the applicable business(es) to be transferred, and that, in such case, we will be entitled to look only towards the applicable transferee(s) in such Subsequent Separation Transaction for satisfaction of any such assigned obligations owed to us under the Separation and Distribution Agreement or any such ancillary agreement. Upon any such assignment of such obligations in connection with any Subsequent Separation Transaction, GE and its subsidiaries will be fully released from all such assigned obligations.
Transition Services Agreement
Under the Transition Services Agreement, GE will provide us, and we will provide GE, with certain specified services for a limited time to ensure an orderly transition following the Spin-Off. The services GE will provide consist of digital technology, human resources, supply chain, finance, and real estate services, among others. The services that we will

Corporate Governance
provide will consist of digital technology, supply chain, and real estate services, among others. The services are generally intended to be provided for a period no longer than two years following the Spin-Off. Either party may terminate the agreement with respect to any service if the other party has failed to perform any of its material obligations and such failure is not cured within thirty (30) days. Either party may, in its capacity as a recipient of services, terminate the agreement for convenience with respect to any service upon ninety (90) days’ prior written notice. The parties may otherwise negotiate mutually agreed reductions in the scope of services provided. The Transition Services Agreement will provide for customary indemnification and limits on liability. Given the short-term nature of the Transition Services Agreement, we are in the process of increasing our internal capabilities to eliminate reliance on GE for the transition services it will provide us as quickly as possible following the Spin-Off.
Tax Matters Agreement
The Tax Matters Agreement with GE governs the respective rights, responsibilities, and obligations of GE and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns, and tax contests). The Tax Matters Agreement generally provides that (i) GE is responsible for and will indemnify us for U.S. taxes imposed on a joint return basis relating to the Healthcare business for periods preceding the Spin-Off, subject to certain exceptions where we will be responsible for and indemnify GE for excepted U.S. taxes; and (ii) we are responsible for and will indemnify GE for all foreign taxes imposed on a joint return basis relating to the Healthcare business for periods preceding the Spin-Off, all taxes imposed on a separate return basis on us or our subsidiaries (after giving effect to the Spin-Off) for all periods, and all other taxes relating to the Healthcare business for all periods following the Spin-Off. In addition, the Tax Matters Agreement addresses the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the Spin-Off.
The Tax Matters Agreement provides that we will be required to indemnify GE for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state, and local income tax law, as well as foreign tax law, where such taxes result from (a) breaches of covenants and representations we make and agree to in connection with the Spin-Off, (b) the application of certain provisions of U.S. federal income tax law to these transactions, or (c) any other action or omission (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement, or other ancillary agreements) we take after the Spin-Off that gives rise to these taxes. GE will have the exclusive right to control the conduct of any audit or contest relating to these taxes, but we will have notification and information rights regarding GE’s conduct of any such audit or contest, to the extent that we could be liable for taxes under the Tax Matters Agreement as a result of such audit or contest. The Tax Matters Agreement imposes certain restrictions on us and our subsidiaries (including restrictions on share issuances, redemptions or repurchases, mergers or other business combinations, sales of assets, and similar transactions) that are designated to address compliance with Section 355 and related provisions of the Internal Revenue Code of 1986, as amended, as well as state, local, and foreign tax law, and are intended to preserve the tax-free nature of the Spin-Off and related transactions. Under the Tax Matters Agreement, these restrictions will apply for two years following the Spin-Off, unless GE obtains a private letter ruling from the IRS or we obtain an opinion of counsel, in each case acceptable to GE in its discretion, that the restricted action would not impact the non-recognition treatment of the Spin-Off or other transaction, or unless GE otherwise gives its consent for us to take a restricted action in its discretion. Even if such a private letter ruling or opinion is obtained, or GE does otherwise consent to our taking an otherwise restricted action, we will remain liable to indemnify GE in the event such restricted action gives rise to an otherwise indemnifiable liability. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable.
Employee Matters Agreement
The Employee Matters Agreement provides certain protections for our employees and former employees, sets forth the timing and general responsibilities related to the split of assets and liabilities of certain GE employee benefit and compensation plans, and provides for mutual, two-year non-solicitation obligations with respect to employees at the Senior Professional Band level and higher with customary exemptions. For example, for at least twelve months after the Spin-Off for U.S. employees (and for longer periods in Canada or as may be required by law), we will continue to provide our employees with at least the same salary/wages and cash incentive compensation opportunities in effect immediately prior to the Spin-Off. During that period, we will also continue to offer employee benefits of comparable

Corporate Governance
aggregate value to those in effect immediately prior to the Spin-Off and recognize prior GE service credit for all employees employed by us on the date of the Spin-Off.
Except as specifically provided in the Employee Matters Agreement, we will generally be responsible for all employment, employee compensation, and employee benefits-related liabilities relating to employees, former employees, and other individuals allocated to us. For these individuals, we will assume certain assets and liabilities with respect to GE’s U.S. and non-U.S. benefit plans. The Employee Matters Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and provides that we will indemnify GE for certain liabilities associated with the failure to comply with our obligations under the Employee Matters Agreement, for any employment liabilities related to employees, former employees, and other individuals allocated to us that cannot be assumed, retained, transferred, or assigned as a matter of law, and for claims related to our adoption or assumption of certain employee benefit and compensation plans, and any future actions that we take with respect to those plans. The Employee Matters Agreement also reflects the adjustment of outstanding equity-based awards granted by GE prior to the Spin-Off.
Agreements Governing Intellectual Property
Allocation of Intellectual Property
Under the agreements with GE governing intellectual property, we own (i) certain specified patents and patent applications, trademarks and trademark applications, and domain names, (ii) rights in specified proprietary software, and (iii) certain other unregistered intellectual property rights and technology used exclusively or primarily in the Healthcare business.
Intellectual Property Cross License Agreements
Under the Intellectual Property Cross License Agreements, GE granted to us perpetual and irrevocable, non-exclusive, royalty-free licenses to use and exploit certain intellectual property rights (excluding trademarks and domain names) that are currently being used by the HealthCare business but are being retained by GE. Additionally, GE retained certain perpetual and irrevocable, non-exclusive, royalty-free rights with respect to certain intellectual property rights (excluding trademarks and domain names) that are currently being used in GE’s retained businesses, that are allocated to us.
The field of use for the licenses granted to us is generally the Healthcare business as conducted immediately prior to the Spin-Off, with natural extensions and evolutions. The field of use for the rights retained by GE is generally GE’s retained businesses as conducted immediately prior to the Spin-Off, with natural extensions and evolutions. The licenses granted to us and the rights retained by GE are generally transferable with any sale or transfer of an entity or line of business that utilizes the relevant intellectual property, and the transferred license will be limited to the business, products, and services as conducted by the transferred entity or line of business as of the date of the transfer, with natural extensions and evolutions.
Trademark License Agreement
Under the Trademark License Agreement, GE granted to us an exclusive, fee-bearing license to use certain of GE’s trademarks with respect to the “GE” brand in connection with (i) certain products and services that are exclusive to our business and (ii) our business’s trade name. GE also granted to us non-exclusive, fee-bearing licenses to use certain of GE’s trademarks in respect of certain other products and services of our business. GE also granted to us the right to use the “GE” brand in connection with certain legal entity names within our corporate structure. The licenses and rights granted will be for an initial ten-year term, which will automatically renew for an unlimited number of successive ten-year renewal terms, unless terminated for certain specified events (e.g., a change of control, bankruptcy event, material breaches, or material adverse impact to the GE brand).
Real Estate Matters Agreement
The Real Estate Matters Agreement with GE governs the allocation and transfer of real estate between GE and us and the colocation of GE and us following the Spin-Off. Under the agreement, certain sites will be transferred from one company to the other and certain sites will be occupied by both GE and our employees following the Spin-Off pursuant to a TSA, lease, or sublease.

Corporate Governance
Stockholder and Registration Rights Agreement
In connection with the Spin-Off, we entered into a Stockholder and Registration Rights Agreement with GE pursuant to which we agree that, upon the request of GE, subject to certain limitations, we will use our reasonable best efforts to effect the registration under applicable federal or state securities laws of any shares of our common stock retained by GE. If we intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities in a manner that would permit the registration for offer and sale of our common stock held by GE, GE will have the right to include its shares of our common stock in that offering.
We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the agreement, and GE will be responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions, and any stock transfer taxes. The agreement also contains customary indemnification and contribution provisions by us for the benefit of GE and, in limited situations, by GE for the benefit of us with respect to the information provided by GE included in any registration statement, prospectus, or related documents. If GE transfers shares covered by the agreement, it will be able to transfer the benefits of the Stockholder and Registration Rights Agreement to transferees of 5% or more of the shares of our common stock outstanding immediately following the Spin-Off, provided that each transferee agrees to be bound by the terms of the Stockholder and Registration Rights Agreement.
In addition, under the Stockholder and Registration Rights Agreement, GE agreed to vote any shares of our common stock that it retains immediately after the Spin-Off in proportion to the votes cast by our other stockholders. In connection with such agreement, GE granted us a proxy to vote its shares of our retained common stock in such proportion. As a result, GE will not be able to exert any control over us through the shares of our common stock it retains. Any such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from GE to a person other than GE, and neither the Stockholder and Registration Rights Agreement nor proxy will limit or prohibit any such sale or transfer.

Corporate Governance
Stock Ownership Information
The following table sets forth information with respect to the beneficial ownership of our shares as of March 27, 2023 by: (i) each of our current directors and nominees (other than Mr. Arduini); (ii) each of our NEOs; and (iii) all of our directors and executive officers as a group.

	Outstanding Common Stock Beneficially Owned[1]	RSUs and Stock Underlying Options[2]	Total Stock Beneficially Owned	Percent of Class
Directors and Nominees (other than Mr. Arduini)
H. Lawrence Culp, Jr.	71,675*	580,959	652,634	**
Rodney F. Hochman	—	—	—	**
Lloyd W. Howell, Jr.	—	—	—	**
Anne T. Madden	—	—	—	**
Tomislav Mihaljevic	—*	—	—	**
Risa Lavizzo-Mourey	1,041*	—	1,041	**
Catherine Lesjak	—*	—	—	**
William J. Stromberg	—	—	—	**
Phoebe L. Yang	—	—	—	**

NEOs
Peter J. Arduini	—	—	—	**
Frank R. Jimenez	185	—	185	**
Betty D. Larson	—	—	—	**
Jan Makela	—	44,371	44,371	**
Helmut Zodl	4,161	8,699	12,860	**
Directors and executive officers as a group (19 people)[3]	83,861	851,950	935,811	**
* Certain directors hold deferred fee phantom stock awarded with respect to the common stock of GE HealthCare resulting from the conversion of certain equity incentive awards previously granted by GE as a result of the Spin-Off. Because these are paid out solely in cash one year after the director leaves the Board, these are not included in the table.
** Less than 1%. No director or NEO owns more than one-tenth of 1% of the total outstanding shares of GE HealthCare common stock, other than Mr. Culp who owns approximately 0.14% of GE HealthCare common stock.
1 Outstanding Common Stock Beneficially Owned: This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares are pledged as security by the named person.
2 RSUs and Underlying Stock Options: This column includes non-voting interests that may be converted into shares of GE HealthCare common stock within 60 days, including RSUs. This column also includes shares that may be acquired under stock options that are currently exercisable or will become exercisable within 60 days. For Mr. Culp, this column also includes 580,959 performance shares over which he has sole voting but no investment power.
3 Directors and Executive Officers as a Group: This row shows ownership by our current directors and executive officers as a group. This row includes: (1) 260,618 shares that may be acquired under stock options that are or will become exercisable within 60 days, (2) 10,373 RSUs that vest within 60 days, and (3) 71,734 shares over which there is shared voting and investment power.

Corporate Governance
The following table sets forth information with respect to the beneficial ownership of our shares as of March 27, 2023 by each person or entity who GE HealthCare knows to beneficially own more than 5% of our common stock.

5% Beneficial Owners[1]	Common Stock	Total	Percent of Class
General Electric Company	90,331,302	90,331,302	19.9%
1 5% Beneficial Owners: This row shows shares beneficially owned by: General Electric Company, 5 Necco Street, Boston, Massachusetts, 02210. The foregoing information is based solely on a Schedule 13G filed by General Electric Company with the SEC on February 10, 2023.

Compensation

Approval of Our Named Executive Officers’ Compensation in an Advisory Vote
What are you voting on?
We are asking stockholders to approve, on an advisory basis, the compensation paid to our NEOs in 2022, as described in this proxy statement.
We expect to hold say-on-pay votes annually, in which case the next say-on-pay vote will occur at our 2024 Annual Meeting of Stockholders.

Why the Board recommends a vote FOR the say-on-pay proposal:
We were a subsidiary of GE for all of 2022. As such, our employees, including our NEOs, participated in GE’s compensation programs in 2022. The Board believes that the GE compensation policies and practices were effective in achieving the goals of its compensation program.
Accordingly, the Board recommends that stockholders vote FOR the following resolution:
“RESOLVED, that the compensation of the Company’s named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables, and related information provided in this proxy statement, is hereby APPROVED.”
Management Proposal No. 2 The Board recommends a vote FOR the say-on-pay proposal

Compensation Discussion and Analysis
Introduction
This Compensation Discussion and Analysis describes the compensation awarded to our NEOs for 2022. We were a subsidiary of GE until the Spin-Off on January 3, 2023. Our employees, including our NEOs, participated in the compensation and benefit programs of GE and its subsidiaries in 2022. Prior to the Spin-Off, compensation decisions for our current CEO, Peter Arduini, were made by the GE MDCC because Mr. Arduini served as an executive officer of GE during 2022. For our other NEOs, decisions regarding past compensation were made by GE management, including our business leaders.
After the Spin-Off in 2023, the Compensation Committee reviewed, ratified, and approved 2022 incentive compensation decisions for our executives within the Compensation Committee’s purview, including our NEOs. For 2022, our NEOs were:
•Peter J. Arduini, President & Chief Executive Officer
•Helmut Zodl, Chief Financial Officer
•Frank R. Jimenez, General Counsel & Corporate Secretary
•Betty D. Larson, Chief People Officer
•Jan Makela, President & Chief Executive Officer, Imaging

Compensation
Highlights of GE HealthCare’s 2023 Total Rewards Philosophy and Compensation Programs
The following summarizes the work our Board, Compensation Committee, and management have undertaken in planning for future compensation of our employees, including our NEOs, after our Spin-Off. This section is not relevant to an understanding of the 2022 compensation paid to our NEOs while we remained a subsidiary of GE, but rather provides general highlights of our total rewards philosophy and compensation programs following our Spin-Off. We will provide detailed disclosure on our 2023 compensation program in our next annual proxy statement.
Compensation Consultant. In anticipation of the Spin-Off, management conducted a robust request for proposal process for the benefit of the Compensation Committee for the services of an independent compensation consultant. After reviewing proposals and meeting with candidates, management recommended the Compensation Committee consider retaining Semler Brossy Consulting Group, LLC (“Semler Brossy”). The members of the Compensation Committee met with the Semler Brossy team, assessed the independence of the firm, and determined that there are no conflicts of interest raised by the firm’s work with the Compensation Committee. In 2023, the Compensation Committee retained Semler Brossy to provide data, compensation trends, and experiential guidance on competitive practices in the healthcare industry. At the direction and for the benefit of the Compensation Committee, Semler Brossy works with our total rewards staff and executive management.
Total Rewards Philosophy. The Compensation Committee considered our strategy and business priorities and market intelligence from Semler Brossy on external market practices to develop a total rewards philosophy. The total rewards philosophy serves as a clear and transparent framework for considering total rewards designs and individual pay levels. After the Spin-Off, the total rewards philosophy and guidelines depicted below will be used to design total rewards programs that attract, retain, and motivate our people to fulfill our purpose to create a world where healthcare has no limits.

Total Rewards Philosophy	Our philosophy is to provide competitive, motivating, and fair total rewards programs, including base salaries, annual cash incentives, long-term equity awards, and other broader total rewards programs, that allow us to attract, retain, and motivate the right people, in the right place, at the right time to enable our strategies to create a world where healthcare has no limits.

Our philosophy is further supported by the following principles that guide the total rewards we provide:

Guiding Principle Business-Focused and Performance Differentiated
Description
•We offer “at-risk” annual incentives that are aligned with our business strategies for the year
•We offer “at-risk” long-term incentives that are aligned with long-term value creation for our stockholders
•We design incentives with an effective link between pay and performance to drive accountability and ensure we win together with differentiated pay for performance from the GE HealthCare level to the individual level
•We offer significant “at-risk” pay to our senior leadership while mitigating unnecessary and excessive risk
•At the outset of being a standalone public company, our total rewards programs will have a deliberate focus on accelerating profitable growth

Ownership-Oriented	We empower an entrepreneurial spirit within our culture and align compensation with our stockholders’ interests by providing meaningful equity awards to eligible participants and maintaining robust policies that require significant stock ownership by our senior executives

Competitive, Motivating, and Fair	We provide total rewards programs that are competitive in the markets we compete in while taking into account a participant’s experience, performance, and contributions to our business strategy, and motivating for our participants to successfully execute our business strategy, while being fair across our participants

Simple and Transparent	Our total rewards programs are intended to drive employee engagement and business success through simple and transparent plan designs

Compensation
Compensation Peer Group. In anticipation of the Spin-Off, GE and our business leaders considered the types of companies with which we would compete for talent within the broader medical device and medical technology spaces. Considering those companies and advice from its independent compensation consultant, the GE MDCC approved a 15-company peer group to be used to benchmark our compensation programs against those typically offered to employees in the healthcare industry. Semler Brossy reviewed and advised on certain characteristics of the peers, including business type, revenue, and market capitalization. After review of the peer group and considering advice from Semler Brossy, the Compensation Committee ratified and approved the following compensation peer group, data from which will be used as a reference when developing compensation programs and setting compensation for our NEOs. The Compensation Committee considered this peer group when establishing our total rewards philosophy, designing our 2023 compensation program, and setting 2023 individual total direct compensation. The Compensation Committee will regularly review the compensation peer group for any appropriate changes.

Our Compensation Peer Group for 2023 Compensation

Abbott Laboratories Agilent Technologies Baxter Becton Dickinson	Boston Scientific Danaher Edwards Lifesciences Hologic	Intuitive Surgical Medtronic Philips Siemens Healthineers	Stryker Thermo Fisher Scientific Quest Diagnostics

2023 Compensation Program. For 2023, our total direct compensation for our NEOs consists of a base salary, an annual cash incentive based on annual business goals, and a long-term equity incentive based on our long-term strategies. See the “Proxy Statement Summary” on page 4 for more information on our strategy, including our pillars. Our annual cash bonus program is focused on our Growth Acceleration and Business Optimization strategic pillars with preset annual financial metrics of Organic revenue (weighted 50%), Adjusted earnings before interest and taxes (“Adjusted EBIT”) (weighted 30%), and Free cash flow (weighted 20%). A strategic initiatives scorecard with metrics focused on our Precision Innovation and People, Patients, and Culture strategic pillars may modify the financial results. See the Appendix for additional explanation and definitions of the non-GAAP financial measures used in our annual cash bonus program.
Our long-term equity incentive compensation is comprised of three components focused on our Growth Acceleration and Business Optimization strategic pillars. Performance stock units (“PSUs”) are tied to preset longer-term financial goals of 2025 Organic revenue (weighted 50%), 2023-2025 cumulative Adjusted EBIT (weighted 50%), and may be modified by our total shareholder return (“TSR”) performance relative to our peer group with a potential payout between 0% and 200% of target PSUs granted. These awards vest following a three-year performance period, to the extent performance is achieved upon completion of the performance period. The other two components are RSUs and stock options (“Options”), both of which vest in three substantially equal increments over three and one-half years and tie our executives’ interests to stockholder value and the performance of our stock. For our NEOs, our long-term equity incentive mix for 2023 is 50% PSUs, 25% RSUs, and 25% Options. See the Appendix for additional explanation and definitions of the non-GAAP financial measures used in our long-term equity incentive compensation program.
By aligning pay with our strategy, we believe the compensation program will motivate employees to execute on our strategies and create a world where healthcare has no limits. Our business-focused goals are incorporated into both annual and long-term incentive opportunities, which are complementary and risk-balancing and designed to encourage an ownership-oriented team.
Founders Grants. The Compensation Committee approved one-time “Founders Grants” to approximately 8,200 of our leaders, including our NEOs, in the form of Options and RSUs granted on February 1, 2023 under the GE HealthCare 2023 Long-Term Incentive Plan. The Founders Grants were made in recognition of the pivotal role leadership will play at a critical time following our Spin-Off. The Founders Grants are intended to align the interests of executives with those of our stockholders and provide a meaningful ownership stake in the Company from our “Day 1,” which is consistent with our Total Rewards Philosophy. The design of the Founders Grants and amounts of the awards were developed after a review of competitive market practices provided by Semler Brossy for equity grants in conjunction with a spin-off or initial public offering. Founders Grants will vest over a three-year period, with 50% vesting on each of the second and third anniversary of the grant date if the executive remains employed through each vesting date, with limited exceptions for terminations due to death, disability, or a transfer to a successor employer in connection with our transfer of a business operation. For the approximately 700 recipients who regularly receive equity grants as part of their ongoing compensation, including our NEOs, the Founders Grants were consistently applied based on a percentage of current annual long-term incentive target. For the approximately 7,500 recipients who do not regularly receive equity grants as part of their ongoing compensation, the Founders Grants were consistently applied based on a percentage of salary.

Compensation
Overview of the 2022 GE Executive Compensation Programs
Compensation Philosophy
We were a subsidiary of GE during 2022 and our employees, including our NEOs, participated in the compensation programs of GE. GE’s compensation program, practices, and policies reflect the commitment of the GE Board of Directors to pursue excellence in corporate governance, to attract and retain first-class executive talent, and to reward short- and long-term performance that drives stockholder value. The table below describes the key factors the GE MDCC considers when designing pay programs and making compensation decisions.

Objective	How GE Compensation Program Supports This Philosophy

Drive Accountability and Performance
•GE incentive programs are designed to drive accountability for executing GE’s strategy.
•Annual bonuses are tied to business unit results for business unit executives or to total company performance for corporate executives; annual equity awards for all executives are based on overall company performance.
•GE sets target performance levels that are challenging and aligned with the goals GE communicates to its investors.
•GE sets commensurately more challenging goals in association with above-target payout levels.
•The GE MDCC and the GE Board of Directors consider the results of GE’s annual, advisory say-on-pay proposal.

Incentivize Short- and Long-Term Performance
•GE designed its program to provide an appropriate mix of compensation elements balancing short-term and long-term considerations.
•Cash payments reward achievement of short-term goals while equity awards encourage GE executives to deliver sustained strong results over multi-year performance periods.
•In recent years, the GE MDCC increased the portion of GE executive compensation delivered in the form of long-term equity incentive compensation, rather than cash, to further align GE executives with investors’ interests.

Attract and Retain Top Talent
•GE provides competitive compensation programs to attract and retain talented executives with a strong track record of success to develop a high-performing and stable leadership team to lead GE businesses.
•The GE MDCC continues to monitor market trends and align compensation programs with market practices where relevant.

No Excessive Risk-Taking
•GE equity awards have specific holding and retention requirements for senior executives, which discourage excessive risk-taking by keeping long-term compensation aligned with GE share price performance even after it is earned.
•The GE MDCC retains discretion to adjust compensation for quality of performance and adherence to company values, and in cases of detrimental misconduct pursuant to GE’s clawback policy.

Compensation
GE 2022 Compensation Program Elements
The table below sets forth the primary components of the 2022 GE executive compensation program framework.

	Fixed	Performance-Based / At-Risk
	Short-Term Incentive		Long-Term Equity-Based Incentive (generally 3-year vesting)
Component	SALARY	ANNUAL BONUS	PSUs	OPTIONS	RSUs

Link to Stockholder Value	Provide base pay level aligned with roles, responsibilities, and individual performance to attract and retain top talent	Deliver on annual investor framework Serves as key compensation vehicle for differentiating performance each year
Focus executives on the achievement of specific financial performance goals, directly aligned with operating and strategic plans, and with a TSR modifier based on three-year return from stock price appreciation and dividends
PSUs provide a significant stake in long-term financial success that is aligned with stockholder interests and promote employee retention
				Reward stock price performance over time	Promote long-term employee retention
As GE’s management, including our leadership, built a team for our new public company following the Spin-Off, additional components were used for 2022 compensation for some of our NEOs, including one-time sign-on bonuses (both in the form of cash bonuses and equity grants) and relocation benefits. GE’s MDCC and management, including our business leaders, approved these incentives to attract and retain the right talent at the right time to effectively execute the Spin-Off and serve as our leadership team.
GE 2022 Compensation Mix
GE’s executive compensation program is designed to strengthen the link between pay and performance by having a significant portion of total executive compensation at risk and tied to the achievement of predetermined performance targets directly related to its business goals and strategies. The following shows the relative weightings of the salary, target bonus award, and target long-term equity-based incentive compensation awarded to our NEOs in 2022, excluding cash sign-on bonuses and the target value of equity sign-on awards.

CEO Pay Mix	Average of Other NEOs Pay Mix

GE 2022 Peer Group and Benchmarking
Since 2019, the GE MDCC has used a peer group for compensation benchmarking purposes for GE’s executive officers, including in 2022, Mr. Arduini. Based on industry, revenue, market capitalization, number of employees, and investment peers, the GE MDCC reviews the peer group each year. The GE MDCC made no changes from the previous year to the peer group used for 2022 compensation decisions. Below is the list of 2022 peer companies:

3M	Deere	Honeywell	Lockheed Martin
Abbott Laboratories	DuPont	HP	Medtronic
Boeing	Exxon Mobil	IBM	Northrop Grumman
Caterpillar	Ford	Intel	Raytheon Technologies
Chevron	General Dynamics	Johnson Controls	United Parcel Service
Cisco	General Motors	Johnson & Johnson

Compensation
Mr. Arduini was our only NEO who was a GE executive officer in 2022. The GE MDCC used the peer group to assess the pay level of its executives, pay mix, compensation program design, and pay practices. The peer group was used as a reference point when assessing Mr. Arduini’s pay, although pay decisions were also supplemented by input from the GE MDCC’s independent compensation consultant and were impacted by internal equity, retention considerations, and succession planning.
For our NEOs who were not officers of GE, 2022 compensation was established by GE’s management, including our business leaders, through its processes for non-officer employee compensation.
Base Salaries
In 2022, base salaries for our NEOs were set by GE based on the scope of responsibilities, leadership skills, values, performance, and tenure. GE periodically assessed salary increases for its NEOs on a case-by-case basis in light of these considerations, and market practices. In 2022, none of our NEOs had base salary increases. See “Compensation Actions for 2022” on page 44 for details about 2022 base salaries for each of our NEOs.
Overview of GE 2022 Incentive Compensation Plans
This section provides an overview of GE’s incentive compensation plans and how our business performed against the goals established under GE’s 2022 annual bonus program and long-term equity incentive program. See “Compensation Actions for 2022” on page 44 for details about 2022 compensation for each of our NEOs.
Annual Bonuses
GE provides annual cash incentive opportunities to its executive-band level employees, including in 2022, all of our NEOs, under GE’s Annual Executive Incentive Plan (“AEIP”). The financial performance metrics and targets for awards under the AEIP were designed by GE to drive company and business unit performance, based on financial and operational priorities. When determining the annual incentive award payout for 2022, the GE MDCC considered performance achieved relative to predetermined performance targets to determine GE HealthCare segment AEIP funding.
How GE Determined 2022 AEIP Bonuses for Our NEOs. All employees at the executive-band level and above within GE are eligible to participate in the AEIP. For our NEOs, individual target percentages in 2022 ranged from 100%-125% of base salary, based on the NEOs respective position and, for Mr. Arduini, alignment with peer compensation practices.
In 2022, the GE MDCC set the AEIP financial performance metrics, targets, and a safety modifier for its corporate organization and each of its business units during the first quarter. In February 2023, the GE MDCC assessed company and business unit performance against performance metrics for 2022 to determine the bonus payouts, to be paid in February or March of 2023.
For 2022, bonuses under the AEIP paid to GE NEOs, including our CEO, were determined quantitatively based on the GE’s NEO’s base salary, target award percentage, achievement of applicable company or business unit financial performance targets, and a safety modifier.
How GE Selected Metrics for GE HealthCare Segment for 2022 AEIP. For 2022, financial metrics for GE HealthCare segment AEIP were organic revenue growth (weighted 50%), profit (weighted 12.5%), organic margin expansion (weighted 12.5%), and free cash flow (weighted 25%). The GE MDCC selected these metrics to incentivize strong performance across key drivers of long-term value creation, and also to reflect how GE’s business units, including the GE HealthCare segment, are managed. In 2022, the GE MDCC introduced profit as an AEIP metric for our employees, including our NEOs, to incentivize profitable growth during GE’s transition to three independent companies. The selection of metrics, the determination of the business units to which they applied, and the relative weightings of each, were a function of the unique context for GE and the GE HealthCare segment.
The GE MDCC selected these metrics to incentivize performance in a manner consistent with how management measures and reports GE’s operating results. Accordingly, the AEIP uses the same GE non-GAAP financial measures that management uses to report GE’s financial results each quarter and when providing an annual financial outlook for the year. The GE MDCC believes the use of these measures in compensation program design is appropriate and promotes consistency with metrics that many investors use to evaluate GE’s financial performance. See the Appendix for additional explanation and definitions of the non-GAAP financial measures used in GE’s AEIP.

Compensation
In addition, to further align the AEIP with an overarching operational priority of safety, in 2022, the GE MDCC selected a performance modifier to increase or decrease awards by up to 10 percentage points based on achievement of defined safety metrics. Safety performance is determined based on an assessment of our business performance against the following safety metrics relative to targets set at the beginning of the performance year: an injury and illness rate, serious incidents, fatalities, and overall safety culture and progress since the prior year. Targets for each business are established to achieve year-over-year improvements across the aforementioned safety metrics, recognizing the differences in the nature of the working environments and safety risk profiles across our businesses.
How GE Selected Targets for GE HealthCare Segment 2022 AEIP. The GE MDCC establishes targets and performance levels which are designed to be rigorous but realistic targets and informed by GE’s annual financial performance goals and consistent with external guidance. The target, threshold, and maximum performance levels for each performance measure are set with reference to annual budgets for GE and our business established by GE’s CEO, CFO, and its business unit CEOs, including Mr. Arduini, and the GE MDCC approved the performance levels for compensation purposes. Failure to achieve threshold on any one metric would result in no payout for that metric; and failure to achieve threshold on all metrics would result in no payment for the AEIP bonus. Awards are also subject to a 10% safety modifier. For the 2022 AEIP, our NEOs could receive between 100% and 150% of their target award.
How GE HealthCare Segment Performed Against Annual Bonus Targets for 2022. The GE MDCC certified how our business performed as a whole relative to the predetermined performance targets under the AEIP for the 2022 performance period as shown in the chart below.
The GE MDCC determined the bonus payment for our CEO based on the achievement of performance goals for our business as a whole as depicted below.

GE HealthCare Segment AEIP Financial Performance Metrics	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (150% Payout)	Actual	Result	Safety Performance Modifier (+/-10%)	Bonus Payout
Organic Revenue Growth* (%)	50%	1.4%	6.7%	12.0%	7.0%	52%	5%	57%
Profit ($M)	12.5%	$2,900	$3,230	$3,550	$2,705	0%
Organic Margin Expansion* (bps)	12.5%	-10	80	160	-150	0%
Free Cash Flow* ($M)	25%	$3,060	$3,400	$3,740	$2,125	0%
*    GE non-GAAP financial measure.
GE NEO Bonus Determination for GE HealthCare Segment. In 2023, after the Spin-Off, our Compensation Committee reviewed, ratified, and approved the 2022 bonus payment for our CEO, and approved an individual performance multiplier of 100%. The CEO had no role in the determination of his bonus.
For our other corporate NEOs – Messrs. Zodl and Jimenez and Ms. Larson – bonuses were determined based on the achievement of performance goals for our business as a whole, as depicted above, plus their individual performance multiplier based on individual performance as recommended by our CEO, and approved by the Compensation Committee at 115%, 110%, and 110%, respectively. The individual performance factors for Messrs. Zodl and Jimenez and Ms. Larson were in recognition of their above-and-beyond efforts, including in support of the Spin-Off.

Base Salary	Target Award Percentage	GE HealthCare Segment Performance	Safety Modifier (+/-10%)	Individual Performance Multiplier

Metrics for The GE Healthcare Annual Bonus – Imaging. All of our NEOs have all or a portion of their annual bonus tied to the performance goals for our business as a whole. For employees in our businesses, in addition to the performance goals for our business as a whole as described above (weighted 33%), the annual bonus is tied to performance goals for their applicable business (weighted 67%). The leaders of GE HealthCare segment, including our CEO, established bonuses for our businesses, including Imaging. For 2022, financial metrics for the Imaging business annual bonus program were organic revenue growth (weighted 50%) and profit (weighted 20%) to incentivize strong performance across key drivers of long-term value creation, and emphasize metrics that reflect how the Imaging business is managed internally. In addition, to focus on key metrics relevant to the Imaging business, management included performance goals for days of inventory outstanding (weighted 20%) and strategic priorities (weighted 10%). See the

Compensation
Appendix for additional explanation and definitions of the non-GAAP financial measures used in GE’s Imaging business bonuses.
In 2023, after the Spin-Off, the Compensation Committee certified how Imaging performed relative to the predetermined performance targets for the Imaging business under the AEIP for the 2022 performance period as shown in the chart below.
Mr. Makela’s bonus was based on the achievement of performance goals (1) for our business as a whole as described above (weighted 33%) and (2) for the Imaging business as described below (weighted 67%), for which he is the CEO, plus his individual performance multiplier based on his individual performance as recommended by our CEO, and approved by the Compensation Committee at 100%.
Named Executive Officer Bonus Determination for Imaging Business

Base Salary	Target Award Percentage	33% GE HealthCare Segment Performance 67% Imaging Performance	Individual Performance Multiplier

AEIP Financial Performance Metrics	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (150% Payout)	Actual	Result	Imaging Payout (67%)	GE HealthCare Segment Bonus Payout (33%)	Bonus Payout
Organic Revenue Growth* ($M)	50%	$9,787	$10,302	$10,817	$9,978	34%	49%	57%	52%
Profit* ($M)	20%	$1,380	$1,533	$1,686	$1,087	0%
Days Inventory Outstanding	20%	82	78	74	100	0%
Strategic Priorities	10%					15%
*    GE non-GAAP financial measure.
Named Executive Officer Bonus Payouts

NEO	2022 AEIP Bonus Performance Group	2022 AEIP Target ($)	Bonus Payout (%)	Individual Performance Multiplier (%)	Bonus 2022 AEIP Payout ($)
Peter Arduini	100% GE HealthCare Segment	1,562,500	57	1001	890,625
Helmut Zodl	100% GE HealthCare Segment	750,000	57	115	491,625
Frank Jimenez	100% GE HealthCare Segment	731,233	57	110	458,483
Betty Larson	100% GE HealthCare Segment	463,192	57	110	290,421
Jan Makela[2]	33% GE HealthCare Segment, 67% Imaging	618,561	52	100	321,652
1The GE MDCC did not use an individual multiplier in determining Mr. Arduini’s AEIP bonus payout, and determined his bonus payout based on the achievement of performance goals for our business as a whole. The Compensation Committee reviewed, ratified, and approved the 2022 bonus payout for our CEO, and approved an individual performance multiplier of 100%.
2This amount was originally paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2371 per £1.00, the 2022 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.
Overview of GE’s 2022 Long-Term Incentive Compensation
GE’s annual compensation program in 2022 included a mix of long-term incentive (“LTI”) compensation awards: PSUs, RSUs, and Options.
How GE Determined Award Mix and Amounts. In determining award mix and amounts, the GE MDCC evaluated each of its executive’s, including Mr. Arduini’s, overall compensation relative to the market for similar talent, the mix of cash versus equity as a percentage of the executive’s overall compensation, the executive’s expected future contribution to the success of the organization, and the retentive value of such awards.
In 2022, the annual equity incentive awards for our NEOs other than Mr. Arduini were determined by GE management and weighted approximately 50% as PSUs and 50% as RSUs. Because Mr. Arduini was an executive officer of GE, his LTI

Compensation
mix was aligned to the mix GE used for its NEOs and granted in the form of approximately 50% PSUs, eligible for vesting in 2025 subject to meeting performance goals, 30% Options, and 20% RSUs, each eligible for vesting 50% on each of the second and third anniversary of the grant date, in each case, subject to Mr. Arduini’s continued employment through each such vesting date.
PSUs
How GE’s Annual PSUs Work. PSUs are designed to focus executives on long-term financial and operating goals for GE overall. GE’s PSUs have formulaically-determined payouts that are earned only if GE achieves specified performance levels over the relevant performance period. In the first quarter of each year, the GE MDCC selects the performance metrics for PSUs to be granted that year. The GE MDCC chooses performance metrics that it believes align with GE’s long-term strategic objectives and contribute to the creation of long-term shareholder value. The GE MDCC then monitors GE’s performance against the performance metrics over the applicable performance period, and the GE MDCC certifies the final levels of achievement. The certified achievement levels determine the percentage of the target number of PSUs under the award that executives earn. The GE MDCC establishes targets and performance levels that are designed to be rigorous but realistic and informed by GE’s annual financial performance long-term goals and consistent with external guidance. The target, threshold, and maximum performance levels for each performance measure are set with reference to annual budgets for GE that GE’s CEO and CFO establish.
2022 PSUs
How GE Selected Metrics and Targets for the Annual 2022 PSUs. The performance metrics and targets for GE’s 2022 PSUs were approved by the GE MDCC in February 2022. The annual PSUs granted to our NEOs were based on metrics of GE’s 2022 Adjusted earnings per share (50% weighting) and free cash flow (50% weighting) performance against target levels and subject to modification of +/-20% based on three-year relative TSR versus the S&P 500 Industrials Index, with results interpolated for performance between threshold, target, and maximum. The GE MDCC chose Adjusted earnings per share and free cash flow as metrics to incentivize and focus management on both profitability and cash generation, which continue to be important financial priorities for GE. These are total company financial metrics that help align all of GE’s leaders who receive PSUs with the same performance target, in contrast to the metrics used in the AEIP which for GE HealthCare segment employees, are based on business-level performance. See the Appendix for additional explanation and definitions of the non-GAAP financial measures used in GE’s 2022 PSUs.
For the PSUs granted in 2022, the GE MDCC certified financial performance against 2022 one-year targets of Adjusted earnings per share of $2.62, below the threshold level of $2.90, and $4,758 million of free cash flow, below the threshold level of $5,500 million, which resulted in no payout and cancellation of the 2022 PSUs. As a result, our NEOs received no payout and each of our NEOs had a cancellation of the following number of target 2022 PSUs: Mr. Arduini 39,534, Mr. Zodl 8,103, Mr. Jimenez 15,193, Ms. Larson 11,394, and Mr. Makela 10,128.
Other 2022 PSUs. On January 3, 2022, Mr. Arduini became President and Chief Executive Officer of the GE HealthCare segment, after joining GE as an employee in December 2021. In connection with becoming our CEO, in February 2022, he received an equity grant of PSUs (“New Hire PSUs”). Mr. Arduini’s New Hire PSUs are eligible to vest on March 1, 2025 (except in the event of earlier specified termination events), in an amount between 0% and 150% of the target number of PSUs, based on the final average achievement of annual performance objectives set for each of 2022, 2023, and 2024. For 2022, the GE MDCC chose annual performance metrics, which consisted of free cash flow (weighted 25%), organic margin expansion (weighted 12.5%), organic revenue growth (weighted 50%), and profit (weighted 12.5%), subject to a modification of +/- 10% for safety performance.
2021 Annual PSUs. For PSUs granted in 2021, the PSUs were based on performance under GE’s one-year 2021 Adjusted earnings per share (50% weighting) and free cash flow (50% weighting) targets and modification of +/- 20% based on GE’s three-year relative TSR relative to the S&P 500 Industrials Index, with results interpolated for performance between threshold, target, and maximum. Performance below threshold against the one-year Adjusted earnings per share and free cash flow performance goals results in no PSUs earned. The NEOs may receive between 0% and 175% of the target number of PSUs granted. The GE MDCC selected the 2021 metrics of Adjusted earnings per share and free cash flow to add operating metrics to the PSU design, rather than using only relative TSR as in prior years. The GE MDCC chose these operating metrics to incentivize and focus management on both profitability and cash generation, and these continued to be important financial priorities as GE executed on its organizational plans, including the Spin-Off. The use of Adjusted earnings per share and free cash flow reflects variability in these metrics and the challenges of setting long-term financial targets in the face of difficult macroeconomic conditions. See the Appendix for additional explanation and definitions of the non-GAAP financial measures used in GE’s 2021 PSUs.

Compensation
Based on the approved equity conversion treatment, the measurement of the relative TSR modifier for the 2021 PSUs was modified from a three-year performance period to January 1, 2021 through January 3, 2023, the Spin-Off date.
In 2023, the GE MDCC certified financial performance against the 2021 one-year targets of Adjusted earnings per share of $2.12, which exceeded the maximum level of $2.00, and free cash flow of $5,092 million, which exceeded the maximum level of $4,320 million. For the performance period from January 1, 2021 through January 3, 2023, the date of the Spin‑Off, the GE MDCC certified GE’s relative TSR at the 27th percentile, below the threshold level of the 35th percentile. The GE MDCC certified a final payout for the 2021 PSUs granted to our employees in the amount of 140% of executives’ 2021 PSU target. As a result, 140% of the target 2021 PSUs granted to Messrs. Zodl and Makela (equal to 13,878 and 17,348, respectively), our only NEOs who received 2021 PSUs, are scheduled to vest on March 1, 2024, subject to continued employment through the vesting date.
2020 Annual PSUs. For PSUs granted in 2020, the PSUs awards granted to our NEOs used three-year performance period based on GE’s relative TSR performance compared to the S&P Industrial 500 Index with results interpolated for performance between threshold, target and maximum. The GE MDCC certified that for the three-year period ending December 31, 2022, GE’s relative TSR as compared to the S&P 500 Industrials Index was at the sixteenth percentile, below the threshold level of the thirty-fifth percentile, resulting in no payout and cancellation of the 2020 PSUs. As a result, Mr. Makela, our only NEO who received a grant of 2020 PSUs, received no payout and his 4,597 target 2020 PSUs were canceled.
Impact of Spin-Off on Ongoing Performance Conditions. For PSUs subject to ongoing performance periods as of the Spin-Off, including the 2021 and 2022 PSUs, (i) no changes were made to the measurement of Adjusted earnings per share and free cash flow performance, which were each measured as of the end of the applicable one-year period that ended prior to the completion of the Spin-Off, and (ii) since GE relative TSR would no longer be applicable to our performance after the Spin-Off, GE relative TSR was measured from the beginning of the applicable performance period through the Spin-Off.
RSUs and Options
Why GE Uses Options and RSUs. GE believes that Options and RSUs effectively focus executives on delivering long-term value to stockholders. Options have value only to the extent that the price of GE stock rises between the grant date and the exercise date. RSUs reward and are intended to help retain executives by offering them the opportunity to receive GE stock if they remain employed by the organization on the date the restrictions lapse.
2022 RSUs. The annual RSUs granted to our NEOs in 2022 will vest in two equal installments on the second and third anniversary of the grant date, subject to the NEO’s continued employment through each such vesting date.
2022 Stock Options. The annual Options granted to Mr. Arduini as a member of the GE leadership team will vest in two equal installments on the second and third anniversary of the grant date, subject to Mr. Arduini’s continued employment through each such vesting date.
GE’s Policy On Dividend Equivalents. With respect to PSUs and RSUs, dividend equivalents or dividends, as applicable, are paid out only on shares actually received.
Treatment of Outstanding GE Equity Awards Upon Spin-Off. In the Spin-Off in January 2023, GE stockholders received a distribution of one share of GE HealthCare common stock for every three shares of GE common stock held. Because outstanding GE equity awards were not eligible to receive a distribution of GE HealthCare shares, GE made equitable adjustments designed to preserve the pre-Spin-Off value of the outstanding equity awards following the reduction in GE’s stock price that occurs when a significant business is distributed to shareholders in a spin-off. In advance of the Spin-Off, the GE MDCC established conversion ratios to govern the adjustments that, depending upon the type of award, either were based on a comparison of the pre-Spin-Off GE stock price to the post-Spin-Off GE and GE HealthCare stock prices or were the same as the ratio used to establish the number of GE HealthCare shares distributed to GE stockholders in the Spin-Off.

Compensation
As depicted below, the approach for these equitable adjustments was to align our employees with GE HealthCare and the outstanding GE equity awards of our NEOs were converted into GE HealthCare outstanding equity awards.
For GE HealthCare Employees, GE Equity Awards Were Converted Into GE Healthcare Equity Awards:

PRE-SPIN: GE EQUITY AWARD	CONVERSION RATIO	=	POST-SPIN: GE HEALTHCARE EQUITY AWARD

Option exercise prices were divided by conversion ratio
The conversion ratio was equal to the closing share price of GE immediately prior to the Spin-Off, January 3, 2023, divided by the volume weighted average share price of our stock on the first trading day following the Spin-Off, January 4, 2023. All outstanding GE HealthCare equity awards received as a result of the conversion generally remain subject to the same terms, vesting conditions, and other restrictions that applied to the original GE award immediately before the Spin-Off, except for certain performance conditions as described above, see “Impact of Spin-Off on Ongoing Performance Conditions” on page 43. See “Outstanding Equity Awards at Fiscal Year-End Table” on page 52 for details on our NEOs’ holdings of GE equity awards at the end of 2022.
Compensation Actions for 2022

Peter Arduini President & CEO, GE HealthCare
2022 Performance Highlights
As President & CEO, Mr. Arduini shapes our strategy, establishes the framework against which performance is measured, and delivers on that performance. Individual performance highlights during 2022 included:
•Delivered solid 2022 financial results including GE HealthCare segment 7% annual revenue growth
•Successfully executed the Spin-Off on time and met stockholder and stakeholder expectations
•Successfully executed an oversubscribed debt raise, investor day, and roadshow
•Built a strong leadership team with optimal balance of prior public company experience and legacy customer, market, and product knowledge

CEO Pay Structure
•Salary. Mr. Arduini’s salary was set at $1,250,000 by GE in 2021 and remained unchanged in 2022.
•Bonus. Mr. Arduini’s bonus target was set at 125% of salary by GE in 2021 and remained unchanged in 2022.
•Annual Equity Awards. Mr. Arduini’s annual LTI target for 2022 was $7,000,000. In 2022, his annual LTI was granted in the form of approximately 50% PSUs, eligible for vesting in 2025, subject to meeting performance goals, 30% Options, and 20% RSUs, each eligible for vesting 50% on each of the second and third anniversary of the grant date, in each case, subject to Mr. Arduini’s continued employment through each such vesting date.
•Sign-On Equity Award. In February 2022, Mr. Arduini received a one-time grant of New Hire PSUs. The New Hire PSUs are eligible to vest on March 1, 2025 (except for earlier specified termination events), in an amount between

Compensation
0% and 150% of the target number of PSUs, based on the final average achievement of annual performance objectives set for each of 2022, 2023, and 2024. For 2022, the GE MDCC chose annual performance metrics and targets that were the same as those selected for Mr. Arduini’s 2022 bonus under the AEIP. For additional details regarding such metrics and targets, see “Overview of GE 2022 Incentive Compensation Plans” on page 39. Because the objectives are established annually, only one-third of Mr. Arduini’s target award was clearly defined and mutually understood in 2022, amounting to 17,316 PSUs. In 2023, after the Spin-Off, the Compensation Committee approved the annual performance objectives for 2023 which are the same as those selected for Mr. Arduini’s 2023 bonus under the GE HealthCare annual bonus program. For additional details regarding such metrics and targets, see “2023 Compensation Program” on page 36.
Compensation for Our Other NEOs

Helmut Zodl Chief Financial Officer, GE HealthCare
2022 Performance Highlights
As Chief Financial Officer, Mr. Zodl leads GE HealthCare’s Finance, Information Technology, and Strategy organizations. Individual performance highlights during 2022 included:
•Successfully executed key aspects of the Spin-Off on time and met stockholder and stakeholder expectations
•Successfully executed an oversubscribed debt raise, investor day, and roadshow
•Successful spin management office execution with continued M&A momentum
•Built a strong team with promising talent additions in key areas of finance

Compensation

Frank Jimenez General Counsel & Corporate Secretary, GE HealthCare
2022 Performance Highlights
As General Counsel, Mr. Jimenez leads GE HealthCare’s Global Law and Policy organization. Individual performance highlights during 2022 included:
•Successfully executed key aspects of the Spin-Off on time and met all milestones and filing requirements with high quality
•Defined and established our new governance policies and processes
•Enhanced a strong leadership team to establish standalone company legal and regulatory corporate functions

Betty Larson Chief People Officer, GE HealthCare
2022 Performance Highlights
As Chief People Officer, Ms. Larson leads the GE HealthCare’s Human Resources, Communications, and Corporate Marketing organizations. Individual performance highlights during 2022 included:
•Led the development of and successfully launched our new Purpose, Brand, and Culture
•Executed internal and external stakeholder engagement
•Built a strong leadership team with optimal balance of prior public company experience and legacy customer, market, and product knowledge
•Met all HR, Communications, and Corporate Marketing spin milestones while implementing significant changes to our Operating Model and culture

Compensation

Jan Makela President & CEO, Imaging, GE HealthCare
2022 Performance Highlights
As President & Chief Executive Officer of our Imaging business, Mr. Makela leads an organization with $10.0 billion of revenue in 2022. Individual performance highlights during 2022 included:
•Delivered solid financial performance managing through significant operational and supplier challenges
•Executed important business unit and operational leadership and structural changes
•Continued to deliver progress on Photon Counting and Theranostics strategy and development

Compensation
Compensation Tables
Summary Compensation Table
The following table summarizes the total compensation earned by each of our NEOs for the fiscal years ended December 31 presented below. As discussed in this proxy statement, we became an independent, public company effective January 3, 2023. The information provided below includes compensation earned by our NEOs for services provided to GE and us prior to the Spin-Off. Furthermore, the following table reflects the pre-Spin-Off unadjusted stock awards and stock options granted by GE to our NEOs during the fiscal years presented below.

Name & Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Stock Options[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change In Pension Value & Deferred Compensation[5] ($)	All Other Compensation[6] ($)	Total ($)
Peter J. Arduini President & CEO	2022	1,250,000	0	6,135,961[7]	2,099,996	890,625	0	120,520	10497102
Helmut Zodl Chief Financial Officer	2022	750,000	0	1,483,209	0	491,625	0	97,301	2,822,135
	2021	687,500	1,812,500	3,150,427	0		0	169,881	5,820,308
Frank R. Jimenez General Counsel & Corporate Secretary	2022	728,571	0	5,162,431[7]	0	458,483	0	664,485	7,013,970
Betty D. Larson Chief People Officer	2022	541,667	675,000	4,228,953[7]	0	290,421	0	272,918	6,008,959
Jan Makela President & CEO, Imaging	2022	618,561[8]	0	1,853,999	0	321,652[8]	0	14,845	2,809,057
	2021	688,188	666,166	2,729,463	1,875,000	0	774,038	16,517	6,749,372
1For Ms. Larson, the amount shown for 2022 includes a cash sign-on bonus of $675,000 pursuant to her offer letter agreement.
2Aggregate grant date fair value of stock awards in the form of PSUs and RSUs. Generally, the aggregate grant date fair value is the amount that the Company expects to expense for accounting purposes over the awards’ vesting schedule and does not correspond to the actual value that the NEOs will realize from the award. In particular, the actual value of PSUs received are different from the accounting expense because it depends on performance. In accordance with SEC rules, the aggregate grant date fair value of the 2022 PSUs is calculated based on the most probable outcome of the performance conditions as of the grant date, which was less than maximum performance. If the most probable outcome of the performance conditions on the grant date had been maximum performance, then the grant date fair value of the 2022 PSUs would have been as follows: Mr. Arduini ($8,282,603), Mr. Zodl ($1,400,020), Mr. Jimenez ($2,625,086), Ms. Larson ($1,968,716) and Mr. Makela ($1,749,926). For information on the assumptions used in valuing a particular year’s grant, see the note 17 on Share-Based Compensation in GE’s financial statements in GE’s Annual Report on Form 10-K for 2022. The threshold performance metrics for the PSUs granted in 2022 were not met, resulting in a 0% payout for PSUs granted in 2022. See the Grants of Plan-Based Awards Table on page 51 for additional information on the PSUs and RSUs granted in 2022.
3Aggregate grant date fair value of option awards. These amounts reflect the Company’s accounting expense and do not correspond to the actual value that the NEOs will realize. For information on the assumptions used in valuing a particular year’s grant, see the note 17 on Share-Based Compensation in GE’s financial statements in GE’s Annual Report on Form 10-K for 2022. Key assumptions used in the Black-Scholes valuation for stock options include: risk free rate of 1.6%, dividend yield of 0.4%,

Compensation
expected volatility of 37%, expected life of 6.8 years, and strike price of $92.33. See the Grants of Plan-Based Awards Table on page 51 for additional information on 2022 grants.
4Amounts earned under the AEIP. See the Grants of Plan-Based Awards Table on page 51 for additional information on the AEIP.
5Sum of the change in pension value and above-market earnings on nonqualified deferred compensation. Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions, increases in age, any additional service, and compensation, as applicable. In 2022 there was a net reduction in pension value for Messrs. Arduini and Makela, and negative earnings in the Restoration Plan for Mr. Zodl. In accordance with SEC rules, no amount is reported for the NEOs with a negative value. See “Pension Benefits” on page 54 and “Nonqualified Deferred Compensation Table” on page 54 for additional information on these benefits.
6GE provides its executives with other benefits that GE believes are reasonable, competitive, and consistent with its overall executive compensation program. The costs of these benefits for 2022, minus any reimbursements by the NEOs, are shown in the table below.

Name	Company Contributions to GE Savings Plans(a) ($)	Company Credits to GE Restoration Plan(b) ($)	Financial and Tax Planning(c) ($)	Relocation and Expatriate Benefits(d) ($)	Relocation and Expatriate Tax Benefits(e) ($)	Other(f) ($)	Total ($)
Arduini	21,350	74,970	0	0	0	24,200	120,520
Zodl	21,350	61,170	14,781	0	0	0	97,301
Jimenez	21,350	28,835	0	369,121	245,179	0	664,485
Larson	13,202	15,980	0	213,561	30,175	0	272,918
Makela	0	0	0	0	0	14,845	14,845
(a)Represents contributions for the 2022 plan year under the GE Retirement Savings Plan (“GE RSP”). For Messrs. Arduini, Zodl, and Jimenez and Ms. Larson, represents matching contributions equaling up to 4% of eligible pay, and automatic contributions equaling 3% of eligible pay, up to the caps imposed under IRS rules. Mr. Makela is based outside the United States and is not eligible to participate in the GE RSP. Contributions for the 2022 plan year were made in 2023 to the GE HealthCare Retirement Savings Plan.
(b)Represents credits for the 2022 plan year under the GE Restoration Plan (“GE Restoration Plan”). For Messrs. Arduini, Zodl, and Jimenez and Ms. Larson, represents credits to the NEOs’ equaling 7% of annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the 2022 IRS-prescribed limit. Mr. Makela is based outside the United States and is not eligible to participate in the GE Restoration Plan. Credits for the 2022 plan year were made in 2023 to the GE HealthCare Restoration Plan.
(c)For Mr. Zodl, the column includes expenses for the use of advisors for financial, estate, and tax preparation and planning, and investment analysis and advice.
(d)Expenses for relocating the NEOs and their families in connection with their hiring from outside GE. Costs shown for Mr. Jimenez include movement of household goods ($84,733), sale of departure home ($245,702), lump sum and miscellaneous allowances ($30,000), and other moving costs ($8,686). Costs shown for Ms. Larson include movement of household goods ($30,111), sale of departure home ($151,657), lump sum and miscellaneous allowances ($30,000), and other moving costs ($1,793).
(e)For Mr. Jimenez and Ms. Larson, the column includes tax gross-ups and equalization benefits provided in connection with new hire relocations and international assignments.
(f)For Mr. Arduini, this column includes expenses for the use of lawyers or other professional advisors. For Mr. Makela, this column includes a monthly car allowance.
7Includes new hire sign-on equity awards with a grant date fair value of $1,440,345, $2,381,375, and $2,143,256 for Messrs. Arduini and Jimenez and Ms. Larson, respectively.
8For Mr. Makela, all cash amounts (including salary and bonus) were originally paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2371 per £1.00, the 2022 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Compensation
Grants of Plan-Based Awards Table
The following table shows PSUs, RSUs, and Options granted by GE to our NEOs in 2022. Each of these awards was approved under the GE 2007 Long-Term Incentive Plan. For more information on each of the award types, see “Overview of GE’s 2022 Long-Term Incentive Compensation” on page 41. The following table reflects the pre-Spin-Off unadjusted stock awards and option awards granted by GE to our NEOs during 2022.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/share)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
Name	Grant Date	Award Type	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Arduini	Annual Non-Equity		97,656	1,562,500	2,343,750
	02/23/2022	New Hire PSUs				1,732	17,316	25,974				1,440,345
	03/01/2022	Annual Options								63,044	92.33	2,099,996
	03/01/2022	Annual RSUs							14,443			1,195,592
	03/01/2022	Annual PSUs				3,953	39,534	69,185				3,500,024
Zodl	Annual Non-Equity		46,875	750,000	1,125,000
	03/01/2022	Annual RSUs							8,253			683,183
	03/01/2022	Annual PSUs				810	8,103	14,180				800,025
Jimenez	Annual Non-Equity		45,702	731,233	1,096,849
	03/01/2022	New Hire RSUs							25,792			2,381,375
	03/01/2022	Annual RSUs							15,475			1,281,021
	03/01/2022	Annual PSUs				1,519	15,193	26,588				1,500,035
Larson	Annual Non-Equity		28,949	463,192	694,788
	03/01/2022	New Hire RSUs							23,213			2,143,256
	03/01/2022	Annual RSUs							11,606			960,745
	03/01/2022	Annual PSUs				1,139	11,394	19,940				1,124,952
Makela	Annual Non-Equity		38,660	618,561	927,842
	03/01/2022	Annual RSUs							10,317			854,041
	03/01/2022	Annual PSUs				1,013	10,128	17,724				999,958
1Represents the 2022 annual bonus established for each NEO under the AEIP, which is an incentive program designed to reward achievement of annual performance goals. The actual 2022 GE AEIP payouts for our NEOs are reported in the Summary Compensation Table in the Non-Equity Incentive Plan Compensation column. The performance measures and methodology for calculating payouts are described under “Annual Bonuses” on page 39.
2Number of PSUs granted under GE’s 2007 Long-Term Incentive Plan. The annual PSUs granted to the NEOs on March 1, 2022 could convert into shares of GE stock at the end of the three-year performance period based on performance under GE’s one-year 2022 Adjusted earnings per share (50% weighting) and free cash flow (50% weighting) targets and modification of +/- 20% based on three-year relative TSR versus the S&P 500 Industrials Index, with results interpolated for performance between threshold, target, and maximum. The number of shares that were possible to earn at the time of grant ranged from 0% to a maximum of 175% of the target number of PSUs. The threshold performance metrics for the PSUs granted in 2022 were not met, resulting in a 0% payout for PSUs granted in 2022. In connection with his hire, Mr. Arduini received New Hire PSUs, for which payout can range from 0% for below threshold performance against all performance measures to a maximum of 150% of target, based on maximum level of achievement of all performance measures. For additional details on Mr. Arduini’s new hire PSU award, see “Compensation Actions for 2022” on page 44.
3Number of RSUs granted under GE’s 2007 Long-Term Incentive Plan. Mr. Jimenez and Ms. Larson also received one-time special RSU awards in connection with their hires.
4Number of stock options granted under GE’s 2007 Long-Term Incentive Plan.
5The stock option exercise price equals the closing price of GE common stock on the grant date.
6Grant date fair value of awards granted in 2022, calculated based on the most probable outcome of the performance conditions for PSUs as of the grant date. Values are calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures.

Compensation
Outstanding Equity Awards at Fiscal Year-End Table
The following table shows the NEOs’ stock and option grants as of year-end. It includes unexercised stock options (vested and unvested), RSUs, and PSUs for which vesting conditions were not yet satisfied as of December 31, 2022. The number of awards included in the following table reflects the pre-Spin-Off unadjusted equity awards granted by GE to our NEOs.

Name of Executive	Grant Date	Award Type	Number Outstanding (#)	Portion Exercisable (#)	Exercise Price ($/share)	Expiration Date	Market Value[1] ($)	Vesting Schedule[2]
Arduini	3/1/2022	Options	63,044	0	92.33	3/1/2032	0	50% in 2024 and 2025
	3/1/2022	RSUs	14,443				1,210,179	50% in 2024 and 2025
	2/23/2022	PSUs	17,316				1,450,908	100% in 2025, subject to performance
	3/1/2022	PSUs	9,884				828,180	100% in 2025, subject to performance
Total			96,029				2,763,813
Zodl	03/01/2021	RSUs	8,411				704,758	50% in 2023 and 2024
	03/01/2021	PSUs	12,285				1,029,360	100% in 2024, subject to performance
	04/01/2021	RSUs	12,320				1,032,293	50% in 2023 and 2024
	06/01/2021	RSUs	1,409				118,060	50% in 2023 and 2024
	03/01/2022	RSUs	8,253				691,519	50% in 2024 and 2025
	03/01/2022	PSUs	2,026				169,759	100% in 2025, subject to performance
Total			44,704				3,745,749
Jimenez	03/01/2022	RSUs	25,792				2,161,112	50% in 2024 and 2025
	03/01/2022	RSUs	15,475				1,296,650	50% in 2024 and 2025
	03/01/2022	PSUs	3,798				318,234	100% in 2025, subject to performance
Total			45,065				3,775,996
Larson	03/01/2022	RSUs	23,213				1,945,017	50% in 2024 and 2025
	03/01/2022	RSUs	11,606				972,467	50% in 2024 and 2025
	03/01/2022	PSUs	2,849				238,718	100% in 2025, subject to performance
Total			37,668				3,156,202

Compensation

Name of Executive	Grant Date	Award Type	Number Outstanding (#)	Portion Exercisable (#)	Exercise Price ($/share)	Expiration Date	Market Value[1] ($)	Vesting Schedule[2]
Makela	09/13/2013	Options	1,041	1,041	182.88	09/13/2023	0	Fully Vested
	09/05/2014	Options	146	146	200.72	9/5/2024	0	Fully Vested
	09/05/2014	Options	1,649	1,649	200.72	9/5/2024	0	Fully Vested
	09/11/2015	Options	3,122	3,122	191.92	9/11/2025	0	Fully Vested
	09/30/2016	Options	5,202	5,202	227.76	9/30/2026	0	Fully Vested
	12/21/2018	Options	38,738	38,738	57.04	12/21/2028	1,036,242	Fully Vested
	03/19/2019	Options	4,226	4,226	81.52	3/19/2029	9,593	Fully Vested
	04/11/2019	Options	2,859	2,859	72.96	4/11/2029	30,963	Fully Vested
	03/02/2020	Options	170	85	89.68	3/2/2030	0	100% in 2023
	03/02/2020	Options	20,265	10,132	89.68	03/02/2030	0	100% in 2023
	03/02/2020	RSUs	2,296				192,382	100% in 2023
	03/02/2020	PSUs	1,149				96,275	100% in 2023, subject to performance
	08/03/2020	RSUs	13,848				1,160,324	50% in 2023 and 2024
	03/01/2021	RSUs	10,513				880,884	50% in 2023 and 2024
	03/01/2021	PSUs	15,356				1,286,679	100% in 2024, subject to performance
	07/01/2021	Options	46,875	0	107.84	07/01/2031	0	50% in 2023 and 2024
	07/01/2021	RSUs	5,813				487,071	50% in 2023 and 2024
	03/01/2022	RSUs	10,317				864,461	50% in 2024 and 2025
	03/01/2022	PSUs	2,532				212,156	100% in 2025, subject to performance
Total			186,117				6,257,030
1The market value of RSUs and PSUs is calculated by multiplying the closing price of GE stock as of December 30, 2022 ($83.79) (the last trading day for the year) by the number of shares underlying each award. With respect to the PSUs granted to Mr. Makela on March 2, 2020, New Hire PSUs granted to Mr. Arduini on February 23, 2022, and PSUs granted to Messrs. Arduini, Zodl, and Jimenez and Ms. Larson on March 1, 2022, this value assumes satisfaction of the threshold-level payout for the awards. The threshold performance metrics for the PSUs granted in 2022 (other than the New Hire PSUs) were not met, resulting in a 0% payout for such PSUs. For PSUs granted to Messrs. Zodl and Makela on March 1, 2021, this value assumes satisfaction of the maximum-level payout for the awards, representing the achievement of goals delivering significant shareholder returns. For options, the market value is calculated by multiplying the number of shares underlying each award by the spread between the award’s exercise price and the closing price of GE stock as of December 30, 2022 ($83.79) (the last trading date for the year).
2 Options and RSUs vest on the anniversary of the grant date in the years shown in the table. PSUs vest at the beginning of the year indicated when the committee certifies the level at which the performance metrics have been achieved, unless otherwise stated. See “Potential Termination Payments” on page 56 regarding other vesting events.
Option Exercises and Stock Vested Table
The following table shows the number of shares the NEOs acquired and the values they realized upon the vesting of RSUs during 2022. During the year, none of the NEOs exercised stock options and none of them had PSUs that were earned, and only Mr. Makela had RSUs that vested. Values are shown before payment of any applicable withholding taxes or brokerage commissions. The number of awards included in the following table reflects the pre-Spin-Off unadjusted equity awards granted by GE to our NEOs.

	Option Awards		PSUs & RSUs
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Arduini	0	0	0	0
Zodl	0	0	0	0
Jimenez	0	0	0	0
Larson	0	0	0	0
Makela	0	0	3,607	338,737

Compensation
Deferred Compensation
GE offers certain nonqualified deferred compensation programs and arrangements for executives. The description below is for plan in which our NEOs were eligible for 2022.
GE Restoration Plan
Eligibility. U.S. employees who became U.S. executives on or after January 1, 2021 (including Messrs. Arduini, Zodl, and Jimenez and Ms. Larson) accrue benefits under the GE Restoration Plan. Mr. Makela is not eligible to participate in the GE Restoration Plan. Executives are not permitted to make contributions under the GE Restoration Plan. We maintain the GE HealthCare Restoration Plan for periods following the Spin-Off on the same terms as described below.
Benefit Formula. Restoration Plan participants are credited with 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, which exceed the IRS-prescribed limit applicable to tax-qualified plans ($305,000 for 2022).
Earnings and Vesting. The annual credits are notionally invested as elected by the participant in earnings options that mirror the investment options available under the broad-based tax-qualified GE RSP. Participants may change their election up to twelve times per quarter. GE, and for periods following the Spin-Off, GE HealthCare, makes all decisions regarding the earnings options that are offered and the measures for calculating earnings under those options. Earnings are currently credited daily. Participants generally vest in Restoration Plan accounts after 3 years of service.
Time and Form of Payment. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant’s separation from service.
Nonqualified Deferred Compensation Table
The table below shows amounts credited to the NEOs’ accounts under GE’s nonqualified deferred compensation plans and plan balances as of December 31, 2022.

	Executive Contributions in 2022[1] ($)	GE Credits in 2022[2] ($)	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/Distributions	Aggregate Balance at Last Fiscal Year-End
Name			GE Restoration Plan[3] ($)	GE Restoration Plan ($)	GE Restoration Plan ($)
Arduini	0	74,970	0	0	74,970
Zodl	0	61,170	0	0	84,773
Jimenez	0	28,835	0	0	28,835
Larson	0	15,980	0	0	15,980
Makela	0	0	0	0	0
1Executives are not permitted to make contributions to the GE Restoration Plan.
2Credits under the GE Restoration Plan were accrued on December 15, 2022 and credited to our NEOs’ accounts in the GE HealthCare Restoration Plan in January 2023. Such amounts are reported as compensation in the Summary Compensation Table above.
3In 2022 Mr. Zodl had negative earnings in the GE Restoration Plan. In accordance with SEC rules, no amount is reported for the NEOs with a negative value.
Pension Benefits
GE provides retirement benefits to certain eligible executives based in the U.S. under the same GE Pension Plan in which other eligible U.S. employees participate. The GE Pension Plan is a funded, tax-qualified plan. GE maintains a GE U.K. Pension Plan for U.K.-based employees. The Company maintains the GE HealthCare Pension Plan and a GE HealthCare U.K. Pension Plan for periods following the Spin-Off on the same terms as described below.

Compensation
Messrs. Arduini and Makela are our only NEOs eligible for GE pension benefits. Below is the description of the GE Pension Plan in which Mr. Arduini accrued benefits during his prior tenure with GE. Mr. Makela was eligible for the GE U.K. Pension Plan on the same terms as other U.K.-based employees.
GE Pension Plan
Eligibility and Vesting. The GE Pension Plan is a broad-based retirement program for U.S.-based employees that has been closed to new participants since 2012 (2011 for salaried new hires). U.S.-based employees who began working at GE after the plan was closed, including Messrs. Zodl and Jimenez, and Ms. Larson, are not eligible for this plan. Those employees who are eligible generally vest in the plan after five years of qualifying service. The plan also requires employee contributions, which vest immediately. Effective January 1, 2021, participants with salaried benefits stopped accruing benefits (and making contributions) under this plan.
Benefit Formula. For Mr. Arduini, the plan provides benefits based primarily on a formula that takes into account his earnings for each fiscal year (through 2020) during which he was employed by GE. Since 1989, this formula has provided an annual benefit accrual equal to 1.45% of an executive’s earnings for the year up to covered compensation and 1.9% of his or her earnings for the year in excess of covered compensation. The maximum incremental annual benefit an executive could have earned for service in 2022 was $0 due to the stoppage of accruals.
Time and Form of Payment. The accumulated benefit an employee earns is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including Mr. Arduini, may retire at age 60 without any reduction in benefits. In addition, the plan provides for Social Security supplements and spousal joint and survivor annuity options.
Tax Code Limits on Benefits. The tax code limits the benefits payable under the GE Pension Plan. For 2022, the maximum single life annuity an executive could have received under these limits was $245,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution, and actual retirement dates.
GE U.K. Pension Plan
Eligibility. The GE U.K. Pension Plan is a broad-based, tax-registered and qualified pension program for U.K.-based employees that has been closed to new participants since 2011. Those employees of GE who are eligible to participate in the plan vest after two years of pensionable service. The plan requires employee contributions (which are refunded if pensionable service does not meet vesting requirements). Effective January 1, 2022, participants stopped accruing benefits and making contributions under this plan (subject to certain statutorily required increases), and became eligible for a core annual employer contribution under the GE Pension Saver defined contribution plan equaling 10-25% of base salary, plus two years of transition credits equaling 2% of base salary (each up to statutory caps).
Benefit Formula. The GE U.K. Pension Plan offers two accrual rates (1/60ths and 1/80ths) applied to final pensionable pay, which is defined as the annual average of the highest three complete years’ base salary only, less an initial offset in respect of salary subject to social security retirement benefits, and capped at a plan earnings cap. Both indices are updated and released by HM Revenue and Customs (“HMRC”) each new tax year. Credit is awarded on this formula for every whole month earned under the plan as pensionable service. The accrual is monitored for tax purposes on an annual basis and an annual allowance is set according to earnings. Tax relief on the pension accrual is provided only up to an individual limit falling between £4,000 and £40,000.
Pension contributions in excess of this individual limit result in tax at applicable individual rates. All GE employees who were in the executive band and above and members of the GE U.K. Pension Plan when it was closed to new entrants, including Mr. Makela, are entitled to accrue additional benefits on a special defined contribution basis. Under these additional benefit provisions, Mr. Makela is entitled to an annual GE cash contribution of 25% of eligible earnings each year.
Time and Form of Payment. The GE U.K. Pension Plan pays out the accumulated benefit after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age under the plan is 65; however, certain employees with special benefits may, in accordance with a longstanding discretionary practice, retire

Compensation
at age 60 without any reduction in benefit if they retire from active service. Mr. Makela is eligible for such unreduced early retirement under this plan. In addition, the plan provides for social security supplements and a spousal annuity.
Tax Code Limits on Benefits. Benefits from the GE U.K. Pension Plan are subject to the Lifetime Allowance which measures individual pension accruals/contributions against an overall limit that is updated and released by HMRC each new tax year. For 2022, this limit was £1,073,100.
Pension Benefits Table
The table below shows the present value of the accumulated benefit as of December 31, 2022 for the NEOs under the GE Pension Plan (Mr. Arduini) and the GE U.K. Pension Plan (Mr. Makela), as calculated based on the assumptions described below. Although the SEC rules require us to show this present value, the NEOs are not entitled to receive these amounts in a lump sum. None of the NEOs received a payment under these plans in 2022.

Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit($)[2]	Payment During Last Fiscal Year ($)
Arduini[1]	15	488,539	0
Zodl	N/A	N/A	N/A
Jimenez	N/A	N/A	N/A
Larson	N/A	N/A	N/A
Makela	22	1,351,288	0
1Mr. Arduini’s pension benefits reflect his accrued benefits from his prior tenure with GE. Mr. Arduini’s credited service is limited to 15 years under the Pension Plan, from his prior tenure with GE before future accruals stopped effective January 1, 2021. Mr. Arduini forfeited a GE Supplementary Pension he previously accrued when he left GE in 2005, prior to satisfying the vesting conditions.
2The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the plans for the period through December 31, 2022. It also includes the value of contributions made by the NEOs throughout their careers. For purposes of calculating the present value, it is assumed that the NEOs will remain in service until the age at which they may retire without any reduction in benefits. For Mr. Arduini this is age 60 under the GE Pension Plan. For Mr. Makela this is age 65 under the GE U.K. Pension Plan. It is also assumed that benefits are payable under the available forms of annuity. The assumptions for U.S. beneficiaries are consistent with the assumptions for the GE Pension Plan, including the statutory discount rate assumption of 5.53% for the GE Pension Plan, and the postretirement mortality assumption used for present value calculations is the Pri-2012 Healthy Retiree mortality table projected to 2016, adjusted for GE’s experience and factoring in projected generational improvements. The assumptions for the U.K. beneficiaries are at a discount rate of 4.60% and a postretirement mortality assumption based upon the SAPS S3 tables with future generational improvements in line with the CMI 2021 projection model (with a 1.50% pa improvement trend and a 0.5% initial addition) at December 31, 2022. For Mr. Makela, the present value of accumulated benefit is originally valued in British pounds and converted for purposes of this presentation at an exchange rate of $1.2371 per £1.00, the 2022 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.
Potential Termination Payments
In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had an NEO’s employment terminated on December 31, 2022. For this hypothetical calculation, we have used each NEO’s compensation and service levels as December 31, 2022, and, where applicable, GE’s closing stock price on December 30, 2022 (the last trading date of the year). Since many factors (e.g., the time of year when the event occurs, GE’s stock price, and the NEO’s age) could affect the nature and amount of benefits a NEO could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables below. The amounts described below are in addition to benefits generally available to salaried employees, such as distributions under the GE RSP.
Employment Agreements for Employees. As we have hired new executive talent from outside the company, we have entered into certain employment agreements with those individuals, generally at their request. Messrs. Arduini and Jimenez and Ms. Larson each entered into an offer letter agreement upon joining GE. Mr. Makela entered into an employment agreement with GE under local law. Mr. Arduini’s offer letter was subsequently amended, as described

Compensation
below. The agreements for Messrs. Arduini, Jimenez, and Makela and Ms. Larson entitle them to certain post-termination benefits, in each case as further described below. The agreements for Messrs. Arduini and Jimenez and Ms. Larson provide the same post-termination benefits as provided under the GE US Executive Severance Plan, with additional circumstances under which post-termination benefits will be paid, including a change in control and good reason. Mr. Zodl participates in the GE US Executive Severance Plan. Mr. Makela was not eligible to participate in the GE US Executive Severance Plan below.
Offer Letter Agreement with Mr. Arduini. GE entered into an offer letter agreement with Mr. Arduini upon the commencement of his employment with GE. The agreement provides for an annual salary of $1.25 million, an annual bonus target at 125% of his salary, and long-term equity incentive awards with a target grant date fair value of $7.0 million beginning with the annual 2022 grant (of which 50% was in PSUs, 30% was in stock options, and 20% was in RSUs). Upon the initial commencement of his employment, he also received an award of PSUs with a grant date fair value of $5.0 million to further incentivize, and align his compensation with, the performance of GE HealthCare segment. He is subject to a non-compete and non-solicitation agreement, which terminates 12 months after his termination (for whatever reason). Upon Mr. Arduini’s termination of employment (i) by GE without cause or by Mr. Arduini for good reason, (ii) due to death or disability, or (iii) in connection with a change in control that does not result in him receiving a comparable offer, he would be eligible to receive the standard severance package provided to similarly situated GE officers (which as of the signing date consisted of 18 months of his base salary). Assuming a December 31, 2022 termination date, the cash portion of severance for Mr. Arduini would be $1,875,000. Under Mr. Arduini’s offer letter agreement, the following terms have the meanings set forth below:
•Cause generally means (a) the willful and continued failure of Mr. Arduini to perform his duties or to comply with a valid and legal directive of GE or the Board, (b) engaging in dishonesty, illegal conduct, or misconduct that materially harms or is reasonably likely to materially harm GE, (c) conviction of, or nolo contendere plea to, a felony or of a misdemeanor involving moral turpitude, (d) willful or grossly negligent unauthorized disclosure of confidential information, (e) material breach of any material obligation under the offer agreement or other agreement with GE, which harms or is reasonably likely to materially harm GE, or (f) willful material failure to comply with GE policies.
•Good reason generally means (a) a reduction in Mr. Arduini’s target compensation or any failure to pay compensation when due, (b) a material breach by GE of any material provision of the offer letter agreement or other agreement with GE, or (c) a material, adverse change in Mr. Arduini’s title, authority, duties, responsibilities, or reporting relationship.
•Change in control generally means (a) the acquisition of at least 50% of GE’s or GE HealthCare’s stock or voting power by any person, or (b) the sale of substantially all of the assets of GE or GE HealthCare. The Spin-Off did not constitute a “change in control” for purposes of Mr. Arduini’s offer letter. In connection with the Spin-Off, Mr. Arduini’s offer letter was subsequently amended, effective as of January 3, 2023; this amendment did not impact his compensation from GE during 2022.
Offer Letter with Mr. Jimenez. GE entered into an offer letter agreement with Mr. Jimenez upon the commencement of his employment with GE. The agreement provides for an annual salary of $850,000, an annual bonus target at 100% of his salary, and long-term equity incentive awards with a target grant date fair value of $3.0 million beginning with the annual 2022 grant (of which 50% was in PSUs and 50% was in RSUs). Upon the initial commencement of his employment, he also received an award of RSUs with a grant date fair value of $2.5 million to further incentivize, and align his compensation with, the performance of GE HealthCare segment. He was also eligible to participate in GE’s U.S. relocation policy through December 31, 2022. He is subject to a non-compete and non-solicitation agreement, which terminates 12 months after his termination (for whatever reason). Upon Mr. Jimenez’s termination of employment (i) by GE without cause or by Mr. Jimenez for good reason, (ii) due to death or disability, or (iii) in connection with a change in control that does not result in him receiving a comparable offer, he would be eligible to receive the standard severance package provided to similarly situated GE officers (which as of the signing date consisted of 12 months of his base salary). Assuming a December 31, 2022 termination date, the cash portion of severance for Mr. Jimenez would be $850,000. Under Mr. Jimenez’s offer letter agreement, the following terms have the meanings set forth below:

Compensation
•Cause generally has the same meaning as described above for Mr. Arduini’s offer letter, except Mr. Jimenez has a 30-day period to cure any willful and continued failure to perform his duties or to comply with a valid and legal directive of GE or the Board.
•Good reason generally has the same meaning as described above for Mr. Arduini’s offer letter, except in addition to such reasons, Mr. Jimenez’s offer letter included an additional reason for a decision by GE not to spin-off the GE HealthCare business or its failure to do so on or before December 31, 2023.
•Change in control has the same meaning as described above for Mr. Arduini.
Offer Letter with Ms. Larson. GE entered into an offer letter agreement with Ms. Larson upon the commencement of her employment with GE. The agreement provides for an annual salary of $650,000, an annual bonus target at 85% of her salary, and long-term equity incentive awards with a target grant date fair value of $2.25 million beginning with the annual 2022 grant (of which 50% was in PSUs and 50% was in RSUs). Upon the initial commencement of her employment, she also received an award of RSUs with a grant date fair value of $2.25 million to further incentivize, and align her compensation with, the performance of GE HealthCare segment. Ms. Larson also received a cash award of $675,000, which is repayable in full if before the two-year anniversary of her start date, she voluntarily leaves without good reason or, if in GE’s sole discretion, she has engaged in conduct that would give rise to a termination for cause, regardless of whether this conduct was discovered during her employment or after her termination of employment. She was also eligible to participate in GE’s U.S. relocation policy through December 31, 2022. She is subject to a non-compete and non-solicitation agreement, which terminates 12 months after her termination (for whatever reason). Upon Ms. Larson’s termination of employment (i) by GE without cause or by Ms. Larson for good reason, (ii) due to death or disability, or (iii) in connection with a change in control that does not result in her receiving a comparable offer, she would be eligible to receive the standard severance package provided to similarly situated GE officers (which as of the signing date consisted of 12 months of her base salary). Assuming a December 31, 2022 termination date, the cash portion of severance for Ms. Larson would be $650,000. Under Ms. Larson’s offer letter agreement, the following terms have the same meanings as described above for Mr. Jimenez: Cause, Good reason, and Change in control.
Employment Agreement with Mr. Makela. GE entered into an employment with Mr. Makela under local law. The terms of the employment agreement do not generally affect the nature and amount of compensation and benefits Mr. Makela could potentially receive upon a future termination beyond benefits generally provided to salaried employees employed by GE in the U.K., other than the pension benefits described below and in this proxy statement.
GE US Executive Severance Plan. In order to standardize the severance payments available to U.S. executives who are not otherwise subject to an agreement providing a different amount, GE adopted the GE US Executive Severance Plan. Eligible executives who experience an employer-initiated termination of employment that is not for cause, and who are not offered a suitable position, receive between 6 to 18 months of base salary (based on their career band), which is paid in a lump sum. Outplacement services are also provided for the same period. To receive a benefit under the plan, the executive must enter into a separation agreement and release in a form acceptable to GE, which may also include cooperation, confidential information, non-disparagement, non-competition, non-solicitation, and other covenants. Mr. Arduini was eligible to participate under the plan at the 18-month level. Messrs. Zodl and Jimenez and Ms. Larson were eligible to participate under the plan at the 12-month level. Assuming a termination date of December 31, 2022, the amount each eligible NEO would be entitled to receive under the US Executive Severance Plan is: Arduini ($1,875,000), Zodl ($750,000), Jimenez ($850,000), and Larson ($650,000). Mr. Makela is not eligible under the US Executive Severance Plan as he is not working in the U.S. Under the plan, the following terms have the meanings set forth below:
•Cause generally means: (i) breach of any confidentiality, non-solicitation, non-competition, or other material provision of an agreement with the company, (ii) conduct that has the potential to cause material harm to the company, (iii) an act of dishonesty, fraud, embezzlement, or theft, (iv) conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude, or (v) failure to comply with the company’s policies and procedures.
•Suitable position generally means a position providing at least 80% of the executive’s base salary and annual incentive award opportunity. If the position is with the company, rather than a successor employer in a business disposition or other third-party in an outsourcing arrangement, the position must also be within 50 miles of the executive’s job location and in the same career band.

Compensation
Equity Awards. The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the NEO had died, become disabled, retired, or separated from the company as of December 31, 2022. None of our NEOs were retirement eligible as of December 31, 2022. Intrinsic value is based upon the company’s stock price (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives at the target level. Our NEOs generally are not entitled to benefits if they leave voluntarily or are terminated for cause.
Potential Termination Payments Table (Equity Benefits)

	Upon Death		Upon Disability		Upon Retirement		Upon Involuntary Termination		Upon Change in Control
Name	Options ($)	RSUs and PSUs ($)	Options ($)	RSUs and PSUs ($)	Options ($)	RSUs and PSUs ($)	Options ($)	RSUs and PSUs ($)	Options ($)	RSUs and PSUs ($)
Arduini	0	8,251,555	0	8,251,555	N/A	N/A	0	0	0	0
Zodl	N/A	3,813,786	N/A	3,813,786	N/A	N/A	N/A	0	N/A	0
Jimenez	N/A	4,730,783	N/A	4,730,783	N/A	N/A	N/A	0	N/A	0
Larson	N/A	3,872,187	N/A	3,872,187	N/A	N/A	N/A	0	N/A	0
Makela	1,076,797	5,554,188	1,076,797	5,554,188	N/A	N/A	0	0	0	0

Death and Disability. Unvested options, RSUs, and PSUs/performance shares would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs (other than Mr. Arduini’s New Hire PSU Awards) and performance shares would remain subject to the achievement of the performance objectives. Mr. Arduini’s New Hire PSU Awards would vest based on the average of target performance for uncompleted years of the performance period and actual performance for any completed years of the performance period. For these purposes, disability generally means the executive being unable to perform his or her job.
Retirement. Unvested options, RSUs, and PSUs/performance shares (other than Mr. Arduini’s New Hire PSU Awards) held for at least one year would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs and performance shares would remain subject to the achievement of the performance objectives. For these purposes, retirement generally means reaching the applicable retirement age, typically age 60, and completing 5 years of service.
Involuntary Termination. Under the terms of Mr. Arduini’s New Hire PSU Awards, if a termination without cause or resignation for good reason occurs following December 31, 2023 but prior to the vesting date, the New Hire PSU Awards would vest based on the average of target performance for the uncompleted years for the performance period and actual performance for any completed years of the performance period. None of the other NEOs were entitled to any potential payments upon separation from the company, except for vesting of certain equity awards in the event that the executive transfers to a successor employer in a business disposition.
Change of Control. None of our NEOs are entitled to the acceleration or payment of benefits in the event of a change of control.
Pension Benefits. Pension Benefits on page 54 describes the general terms of each pension plan in which our NEOs participate, the years of credited service, and the present value of their accumulated pension benefit (assuming payment begins at age 60 or 65, as noted above). The table below shows the pension benefits that would have become payable if the NEO had died, become disabled, voluntarily terminated, or retired as of December 31, 2022.
In the event of death before retirement, because Mr. Arduini has more than 15 years of service accrued during his prior tenure with GE, his surviving spouse may receive either an annuity, as if he had retired and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefit.
In the event a disability occurs before retirement, Mr. Arduini could have received an annuity payment of accrued GE Pension benefits.

Compensation
Potential Termination Payments Table (Pension Benefits)

Name	Lump Sum Upon Death ($)	Annual Benefit Upon Death ($)	Annual Benefit Upon Disability ($)	Annual Benefit Upon Voluntary Termination ($)	Annual Benefit Upon Retirement ($)
Arduini	N/A	17,580	38,709	35,610	N/A
Zodl	N/A	N/A	N/A	N/A	N/A
Jimenez	N/A	N/A	N/A	N/A	N/A
Larson	N/A	N/A	N/A	N/A	N/A
Makela[1]	105,066	41,985	83,969	83,969	N/A
1Benefits to be paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2371 per £1.00, the 2022 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.
Lump Sum Upon Death. Mr. Arduini is not eligible for a lump sum payment.
Annual Benefits Upon Death. For Mr. Arduini, the annual amount is payable for the life of the surviving spouse as the GE Pension Plan benefit.
Annual Benefits Upon Disability. For Mr. Arduini, the annual amount includes the 50% joint and survivor annuity as the GE Pension Plan benefit.
Annual Benefits Upon Voluntary Termination. For Mr. Arduini, the annual amount includes the 50% joint and survivor annuity payable at age 60 under the GE Pension Plan.
Annual Benefits Upon Retirement. None of our NEOs are eligible to retire.
Deferred Compensation. The NEOs are entitled to receive the vested amount in their Restoration Plan account in the event of a termination of employment. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on the changes in the value of the NEOs’ earnings option. Therefore, amounts received by NEOs would differ from those shown in the Nonqualified Deferred Compensation Table on page 54. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant’s separation from service.
Other Executive Compensation Policies and Practices
Many of our executive compensation policies and practices are included in our Governance Principles adopted by our Board. Specifically, our NEOs and other executives are subject to rigorous stock ownership requirements and are precluded from hedging and pledging. Executives have five years from the time they are first hired or become a direct report of the CEO to meet the stock ownership requirements. The Compensation Committee will receive regular updates on the current stock ownership of our NEOs and other executives under the Compensation Committee’s purview.
Additionally, our Governance Principles include clawback and recoupment of performance-based or incentive compensation which allows us to clawback compensation from NEOs under certain circumstances. The Governance Principles also give the Board authority to pursue other remedies in the event of executive misconduct. These compensation policies and practices are consistent with those used by GE in 2022.
See “Key Areas of Board Oversight” on page 20 for additional details on these policies and practices, including:
•Rigorous stock ownership requirements
•No hedging or pledging
•Clawback and recoupment
•Other remedies
Succession Planning
Compensation Committee. The Compensation Committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of executive succession

Compensation
plans. As part of this responsibility, the Compensation Committee oversees the compensation program for our CEO and the other NEOs.
Management. Our CEO and our Chief People Officer help the Compensation Committee administer our executive compensation program. Our Chief People Officer and other members of management also advise the Compensation Committee on matters such as past compensation, total annual compensation, potential accrued benefits, compensation practices and guidelines, Company performance, industry compensation practices, and competitive market information.
Compensation Risk Assessment. The GE MDCC oversees an annual risk assessment of GE’s executive compensation policies and practices. For 2022, the assessment was led by management with review and input from GE’s independent compensation consultant. Based on results of the assessment, the GE MDCC concluded that GE’s executive compensation design does not encourage excessive risk taking. Our Compensation Committee intends to oversee an annual risk assessment of our executive compensation policies and practices and will report the results in our next proxy statement.
No Option Backdating or Spring-Loading. The exercise price of each stock option is based on the closing price of stock on the grant date.
No Option Repricing. We prohibit the repricing of stock options. This includes amending outstanding options to lower their exercise price, substituting new awards with a lower exercise price or executing a cash buyout.
No Unearned Dividend Equivalents. PSUs and RSUs granted to our NEOs do not pay dividends or dividend equivalents on shares that are not yet owned. Instead, dividends and dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received. Options are not entitled to receive any dividend equivalents or dividends.
Tax Deductibility of Compensation. The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to applicable NEOs, subject to an exception for qualifying performance-based compensation provided pursuant to a binding written contract in effect as of November 2, 2017. We generally expect that compensation paid to our applicable NEOs in excess of $1 million will not be deductible.
Pay Versus Performance
In accordance with Item 402(v) of Regulation S-K, we are providing the following information about the relationship between compensation actually paid to our NEOs and performance. In this section we refer to “compensation actually paid” and other terms used in the applicable SEC rules, and the calculations and analysis below in accordance with those rules do not necessarily reflect our approach to aligning executive compensation with performance. Because the Company was a subsidiary of GE during the applicable measurement period, compensation actually paid to our NEOs was largely driven by GE’s stock price, and did not bear a close relationship to net income or organic revenue growth. The Company did not have a TSR in 2022.

Year	Summary Compensation Table Total for PEO ($)	Compensation Actually Paid to PEO[1] ($)	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs[1] ($)	Value of Initial Fixed $100 Investment Based on2:		Net Income[3] ($)	Company Selected Performance Measure - Organic Revenue Growth[4]
					Company Total Shareholder Return	Peer Group Total Shareholder Return
2022	10,497,102	7,343,420	4,663,530	2,921,756	N/A	N/A	1,916,000,000	7.3%
1Compensation actually paid to our PEO and the average compensation actually paid to our non-PEO NEOs reflects adjustments from total compensation reported in the Summary Compensation Table. The assumptions used to calculate the values for RSUs and PSUs included in the calculation of compensation actually paid did not differ materially from those used to calculate grant date fair value for such awards. The assumptions used to calculate the value for stock options did not differ materially from those used to calculate grant date fair value for such awards. A Monte Carlo simulation model was used to calculate the fair value for PSUs. A Black-Scholes value was used for Options as of the applicable year-end or vesting date(s), determined using the same methodology used to determine grant date fair value, except that (a) the closing stock price on the applicable revaluation date was used as the current market price and (b) a reduced expected life was used, given applicable time lapse since grant date.

Compensation
2GE HealthCare became an independent, public company effective January 3, 2023, but was required to report pursuant to Section 13(a) or 15(d) of the Exchange Act effective as of December 8, 2022.
3As reported in the 2022 Form 10-K.
4Organic revenue for 2022 and 2021 was $18,873 million and $17,585 million, respectively, as reported in the 2022 Form 10-K.
Three Most Important Measures for Linking NEO Pay to Company Performance
•Organic revenue growth
•Operating profit
•Free cash flow
Organic revenue growth is the most important measure to link compensation actually paid during 2022 to GE HealthCare’s performance, followed by operating profit and free cash flow. These three financial measures are intended to incentivize strong performance and are key drivers of long-term value creation.
Equity Compensation Plan Information
The table below presents information regarding equity compensation plans under which our common stock may be issued to employees and non-employees as compensation under the GE HealthCare 2023 Long-Term Incentive Plan, the GE HealthCare Mirror 2022 Long-Term Incentive Plan, the GE HealthCare Mirror 2007 Long-Term Incentive Plan, and the GE HealthCare Mirror 1990 Long-Term Incentive Plan, in each case as of December 31, 2022.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[1]
Equity compensation plans approved by security holders	0	0	0
Equity compensation plans not approved by security holders	0	0	0
Total	0	0	0
1In connection with the Spin-Off, we adopted the GE HealthCare 2023 Long-Term Incentive Plan, the GE HealthCare Mirror 2022 Long-Term Incentive Plan, the GE HealthCare Mirror 2007 Long-Term Incentive Plan, and the GE HealthCare Mirror 1990 Long-Term Incentive Plan, which plans became effective as of the Spin-Off. As of December 31, 2022, no equity awards had yet been granted under any of these plans.

Compensation
Fees Paid to Independent Auditor
The Audit Committee oversees the audit and non-audit services provided by the independent auditor, participates in the pre-approval of fees with the independent auditor, reviews and approves the audit plan and associated fees, and receives periodic reports on the fees paid.
The Audit Committee may authorize Deloitte (along with other accounting firms) to provide non-audit services. Accordingly, the Audit Committee has established the following policies and processes related to non-audit services.
We Limit the Non-Audit Services that Deloitte Can Provide
To minimize relationships that could appear to impair Deloitte’s objectivity, the Audit Committee will only pre-approve permissible, selected types of non-audit services that Deloitte may provide to us (and that otherwise would be permissible under SEC rules). For more detail, see the Audit Committee charter.
We Have a Pre-Approval Process for Non-Audit Services
The Audit Committee has adopted policies and procedures for pre-approving all non-audit services that Deloitte provides to us. Specifically, the Audit Committee pre-approves the use of Deloitte for specific types of services within the categories of merger and acquisition services; employee benefit plan audits; agreed-upon procedures, accounting consultations, and internal control-related services; tax compliance and consultation services; certain business advisory services; and other permissible services. The Audit Committee sets a specific annual limit on the amount of non-audit services that the Company can obtain from Deloitte. It has also required management to obtain specific pre-approval from the Audit Committee for any single engagement over $500,000. The Audit Committee chair is authorized to pre-approve any audit or non-audit service on behalf of the Audit Committee and presents these decisions to the full committee at its next regularly scheduled meeting.
We Have Hiring Restrictions for Deloitte Employees
To avoid potential conflicts of interest, the Audit Committee has adopted practices regarding the hiring by the Company of any partner, director, manager, staff, advising member of the department of professional practice, reviewing actuary, reviewing tax professional, and any other persons having responsibility for providing audit assurance on any aspect of their audit of the Company’s financial statements. These restrictions are contained in our Governance Principles.
Principal Accountant Fees and Services
Fees Incurred by Deloitte
Deloitte audited our combined financial statements for the year ended December 31, 2022 and has been our independent auditor since 2022. Deloitte was initially engaged to audit our financial statements for the year ended December 31, 2021 in connection with our Registration Statement on Form 10 relating to the Spin-Off. Fees billed for professional services rendered by Deloitte for the fiscal year ended December 31, 2022 were as set forth in the table below.
Due to the timing of the Spin-Off, the full Board was not appointed and its committees were not fully constituted until January 3, 2023. As a result, all of the services presented in the table below were approved by GE’s audit committee. The majority of the amounts reported below were paid by GE and therefore may not be indicative of the fees that GE HealthCare would expect to pay its auditors and their related affiliates in future years.

2022
(In thousands)
Audit Fees[1]	$23,780
Audit-Related Fees[2]	1,143
Tax Fees[3]	449
All Other Fees[4]	3
Total	$25,375

Compensation
1Audit Fees consists of fees for: (1) the audit of GE HealthCare’s combined annual financial statements for the years ended December 31, 2022 and 2021, (2) the review of GE HealthCare’s combined interim financial statements for the year to date periods ended September 30, 2022, September 30, 2021, June 30, 2022, and June 20, 2021, (3) allocation of GE audit fees for the legacy GE Healthcare segment for the year ended December 31, 2022, and (4) the performance of audits in accordance with international statutory requirements.
2Audit-Related Fees consists of fees billed for assurance and related services reasonably related to the performance of the audit or review of financial statements that are not reported under “Audit Fees” above, including: (1) comfort letters and consents related to SEC filings, (2) employee benefit plan audits, and (3) special attestation reports.
3Tax Fees consists of fees billed for professional services for tax compliance, tax advice, and tax planning. These tax services include assistance regarding: (1) Spin-Off related transactions and (2) international tax compliance and transfer pricing studies.
4All Other Fees consist of fees for products and services provided by Deloitte, other than the services reported under “Audit Fees,” Audit-Related Fees,” or “Tax Fees” above.